125

05012062

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Singyi (Cayman Islands) Holding Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
OCT 27 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34910 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 10/25/05

ANNUAL REPORT 2004 年報



康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)
(Incorporated in the Cayman Islands with limited liability)

* 僅供識別
For identification purpose only



目錄 Contents



公司簡介 Company Profile

康師傅控股有限公司(「本公司」),總部設於中華人民共和國(「中國」)天津市,其附屬公司主要在中國從事生產和銷售方便麵、飲品及糕餅。本公司及其附屬公司(「本集團」)於一九九二年開始生產方便麵,並從一九九六年擴大業務至糕餅及飲品;目前本集團的三大品項產品,皆已在中國食品市場佔有顯著的市場地位,據AC Nielsen二零零四年十二月/二零零五年一月這一期的零售市場研究報告,調查結果顯示在這期間本集團在方便麵、包裝茶飲品及夾心餅乾於銷售額的市場佔有率分別為37.7%、46.6%及27.5%,同時處於領導地位。本集團大部份產品均以家傳戶曉的「康師傅」品牌銷售,本集團相信「康師傅」是中國最為消費者熟悉的品牌之一。

本集團透過自有遍佈全國的銷售網絡分銷旗下產品,截至二零零四年十二月底本集團擁有341個營業所及72個倉庫以服務3,908家經銷商及61,065家直營零售商。本集團相信此廣博的銷售網絡,是構成本集團產品處於市場領導地位的主要原因,亦促使本集團的新產品更成功而有效地登陸市場。

本集團的發展乃將資源專注於食品流通事業,除繼續強化物流與銷售系統,同時進行本集團於台灣及大陸食品事業的整合,以期建立「大中國食品集團」的構想。為進一步加強本集團於中國市場的競爭力,本集團積極引入策略夥伴,由朝日啤酒及伊藤忠合組的AI Beverage Holding Co. Ltd.購入本集團飲品事業的49.99%;於物流事業本集團將49.99%的股權轉讓予伊藤忠。

本集團於一九九六年二月在香港聯合交易所上市。本公司的大股東頂新(開曼島)控股有限公司和三洋食品株式會社分別持有本公司33.1889%的股份。

Tingyi (Cayman Islands) Holding Corp. (the "Company"), headquartered in Tianjin, the People's Republic of China (the "PRC"), and its subsidiaries specialise in the production and distribution of instant noodles, beverages and baked goods in the PRC. The Company and its subsidiaries (the "Group") started its instant noodle segment in 1992, and expanded into the baked goods segment and beverage segment in 1996. The Group's three main product segments have established leading market shares in certain segments of the PRC's food industry. According to AC Nielsen SCAN TRACK EXPRESS, based on sales, for the December 2004-January 2005 period, the Group was the market leader in instant noodles, ready-to-drink ("RTD") teas and sandwich cracker, gained 37.7%, 46.6% and 27.5% market share respectively. The Group is best known in the PRC for its "Master Kong" brand name which appears on the packaging of most of its products. The Group believes that "Master Kong" is one of the most recognised consumer brand names in the PRC.

The Group distributes its products throughout the PRC through its extensive sales network consisting of 341 sales offices and 72 warehouses serving 3,908 wholesalers and 61,065 direct retailers as of 31 December 2004. The Group believes that this extensive sales network is a significant contributor to the Group's leading market shares and it will enable the Group to rapidly and successfully introduce new products.

Based on food circulation business, the Group will continue to strengthen its logistics and sales system in the PRC. At the same time, it has proceeded its integration of the Group's food resources in the Mainland and Taiwan, to realize its dream of setting up "Greater China Food Group". To further strengthen the Group's competitiveness in the PRC market, the Group has introduced strategic partners by (1) the transfer of 49.99% interest in beverage business to AI Beverage Holding Co. Ltd. a joint venture company of Asahi Breweries and Itochu, and (2) the transfer of 49.99% interest in logistics business to Itochu.

The Group was listed on the Stock Exchange of Hong Kong in February 1996. Each of the Company's major shareholders Ting Hsin (Cayman Islands) Holding Corp. and Sanyo Foods Co., Ltd. holds a 33.1889% equity interest in the Company.

銷售網絡 Sales Network



Heilongjiang
黑龍江
Jilin
吉林
Liaoning
遼寧
Xinjiang
新疆
Inner Mongolia
內蒙古
Hebei
河北
Ningxia
寧夏
Qinghai
青海
Gansu
甘肅
Shanxi
山西
Shandong
山東
Shaanxi
陝西
Tibet
西藏
Henan
河南
Jiangsu
江蘇
Sichuan
四川
Hubei
湖北
Anhui
安徽
Zhejiang
浙江
Guizhou
貴州
Jiangxi
江西
Hunan
湖南
Yunnan
雲南
Fujian
福建
Taiwan
台灣
Guangxi
廣西
Guangdong
廣東
Hong Kong
香港
Hainan
海南

Production Centre 生產基地		Instant Food 方便食品事業	Beverage 飲品事業	Bakery 糕餅事業
Harbin	哈爾濱	✓	✓	
Shenyang	瀋陽	✓	✓	
Tianjin	天津	✓	✓	✓
Hangzhou	杭州	✓	✓	✓
Guangzhou	廣州	✓	✓	✓
Wuhan	武漢	✓	✓	
Xian	西安	✓	✓	
Chongqing	重慶	✓	✓	
Qingdao	青島	✓	✓	
Fuzhou	福州	✓	✓	
Xinjiang	新疆	✓	✓	
Yunnan	雲南	✓	✓	
Taiwan	台灣	✓		
Total	合計	13	12	3

	2000	2001	2002	2003	2004
Sales Office 營業所	231	311	353	344	341
Warehouse 倉庫	131	139	82	77	72
Wholesaler 經銷商	4,500	4,583	4,481	4,860	3,908
Direct Retailer 直營零售商	20,297	33,454	44,616	49,311	61,065
Employee 員工人數	19,073	24,643	26,542	27,803	25,003
Production Line 生產線	162	174	194	230	226
Production Centre 生產基地	10	10	13	13	13



財務摘要 Financial Summary

業績 Results

		截至十二月三十一日止年度 For the years ended 31 December				
		2004	2003	2002	2001	2000
		千美元	*千美元*	*千美元*	*千美元*	*千美元*
		US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
營業額	Turnover	**1,466,889**	1,260,691	1,100,405	944,566	735,244
除稅前之溢利	Profit before taxation	**296,389**	44,305	98,266	72,468	46,903
稅項支出	Taxation	**(8,576)**	(7,868)	(6,155)	(9,049)	(5,366)
除稅後之溢利	Profit after taxation	**287,813**	36,437	92,111	63,419	41,537
少數股東權益	Minority interests	**(1,384)**	(621)	(1,183)	(3,081)	(1,428)
股東年內應佔溢利	Net profit attributable to shareholders	**286,429**	35,816	90,928	60,338	40,109
股息	Dividends	**(63,712)**	(63,152)	(51,975)	(45,268)	(30,179)
		美仙	*美仙*	*美仙*	*美仙*	*美仙*
		US cents	*US cents*	*US cents*	*US cents*	*US cents*
基本每股溢利	Basic earnings per share	**5.13**	0.64	1.63	1.08	0.72



財務摘要 Financial Summary

資產與負債 Assets and Liabilities

		於十二月三十一日 As at 31 December				
		2004	2003	2002	2001	2000
		千美元	千美元	千美元	千美元	千美元
		US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
物業、機器及設備	Property, plant and equipment	**932,545**	909,750	802,058	753,793	734,704
聯營公司權益	Interest in associates	**53,154**	39,814	43,878	30,196	12,516
其他非流動資產	Other non-current assets	**39,364**	8,449	2,590	2,576	30,830
流動資產(負債)淨額	Net current asset (liabilities)	**(104,100)**	(95,342)	3,138	(44,493)	(127,630)
長期負債	Non-current liabilities	**(35,557)**	(284,550)	(257,489)	(178,764)	(116,493)
少數股東權益	Minority interests	**86,963**	(6,634)	(6,821)	(21,691)	(21,645)
淨資產	Net assets	**798,443**	571,487	587,354	541,617	512,282
股本	Share capital	**27,943**	27,943	27,943	27,943	27,943
儲備	Reserves	**706,788**	480,392	507,436	468,406	454,160
擬派末期股息	Final dividend proposed	**63,712**	63,152	51,975	45,268	30,179
		798,443	571,487	587,354	541,617	512,282

附註：

根據經修訂之會計準則第9條「結算日後事項的會計處理」，本公司於結算日後建議的股息不會列為結算日的流動負債。於二零零零年的流動負債及股東權益已經重列以反映此會計政策的改變。

Note:

In accordance with the revised SSAP 9 "Events after the balance sheet date", dividends proposed by the Company after the balance sheet date may no longer be treated as a current liability at the balance sheet date. Current liabilities and shareholders' funds for the year 2000 have been restated to reflect this change in accounting policy.



財務要點 Financial Highlights

集團營業額 Group Turnover



百萬美元
US$'M
1,600
1,200
800
400
0
735
945
1,100
1,261
1,467
2000
2001
2002
2003
2004

各事業群佔總營業額的百分比 Percentage of total turnover by product type



百分比
%
100
90
80
70
60
50
40
30
20
10
0
2000: 2 10 15 73
2001: 3 9 25 63
2002: 2 8 32 58
2003: 3△ 6 29△ 62
2004: 3 6 33 58
2000
2001
2002
2003
2004
方便麵
Noodles
飲品
Beverage
糕餅
Bakery
其他
Other

集團毛利率 Group gross margin



百分比
%
40
35
30
25
20
15
10
5
0
31.20
33.65
33.89
27.87
27.58
2000
2001
2002
2003
2004

各事業群毛利率 Group margin by product type



百分比
%
2003
2004
50
45
40
35
30
25
20
15
10
5
0
21.20
19.29
40.35△
39.60
32.40
34.80
方便麵
Noodles
飲品
Beverages
糕餅
Bakery

△ 請參閱第30頁之說明
Please refer to page 30



財務要點 Financial Highlights

除稅及息前溢利率
EBIT margin


百分比
%
25
20
15
10
5
0
9.82
9.94
11.34
5.03
21.09
2000
2001
2002
2003
2004

股東應佔溢利
Profit attributable to shareholders


百萬美元
US$'M
300
250
200
150
100
50
0
40.1
60.3
90.9
35.8
286.4
2000
2001
2002
2003
2004

主要財務數據
Major Financial Data

		2004	年度變動 Year on Year change %
營業額／千美元	Turnover/US$'000	1,466,889	+16.36
EBITDA／千美元（邊際率）	EBITDA/US$'000 (margin)	398,945 (27.20%)	+185.36
經營溢利／千美元（邊際率）	Operating profit/US$'000 (margin)	311,965 (21.27%)	+416.31
純利／千美元（邊際率）	Net profit/US$'000 (margin)	286,429 (19.53%)	+699.72
每股溢利／美仙	EPS/US cents	5.13	+701.56
活動所得現金淨額／千美元	Net cash from operating activities/US$'000	119,264	-24.17
製成品周轉期／天	Finished goods turnover/days	10.73	-13.58
應收賬款周轉期／天	Accounts receivable turnover/days	16.62	+9.36
負債與資本比率／倍（淨借貸相對於股東權益）	Gearing ratio/times (Net debt to shareholders' equity)	0.14	-76.67
負債比率／%（總負債相對於總資產）	Debt ratio/% (Total liabilities to total assets)	36.86	-33.22

創新價值
與時俱進

Always Abreast of Time
Continue to B[illegible]



董事長 *Chairman*



董事長報告 Chairman's Statement

緒言

二零零四年對中國食品業是艱困的一年，但本集團因市場策略的靈活應用，「康師傅」方便麵及茶飲料繼續領導群雄，營業額亦有不錯的成長，糕餅及冷藏產品亦取得長促的進步，惟因主要原材料PET膠粒、糖、麵粉及棕櫚油等的價格高漲，使得經營成本不斷上升，加上市場競爭激烈，可調升價格的空間有限，影響本集團的獲利狀況。全年總營業額續創新高至1,466,889千美元，較去年同期上升16.4%；而於本年四月下旬完成的兩宗策略聯盟項目，令本集團錄得272,955千美元的資本利得，致本集團全年的股東應佔溢利達286,429千美元，每股盈利為5.13美仙。

Introduction

Year 2004 was a difficult year for food industry in the PRC. As a result of the Group's flexible marketing strategies, "Master Kong" Instant Noodles and Tea Drinks continued to be the market leader and the sales growth were good. Sales performance for bakery and refrigerated products also achieved a fast growth. Because of the price increase from PET plastic resin, sugar, flour and palm oil, the Group's operation cost has been increased continuously. Coupled with the severe market competition which has hindered the price increase for the Group's products, the Group's profit was affected. The Group's total sales for the year have reached the level of US$1,466.889 million, 16.4% higher than in previous year. The Group has completed two co-operation projects with strategic partners in late April and realized capital gain of US$272.955 million. For the whole year, the Group's profit attributable to shareholders amounted to US$286.429 million and earnings per share amounted to US 5.13 cents.

股息

基於本集團之財務根基穩固，加上透過飲品業務及物流業務的股權轉移，本集團錄得272,955千美元的資本收益，在日常營運及拓展資金充裕的前提下，本人建議董事局增加本年度的派息金額，以回饋股東們對本集團的支

Dividend

The Group has maintained a strong foundation in its financial structure. Coupled with the share transfer of beverage business and logistics business, the Group realized capital gain of US$272.955 million. As the Group continues to maintain a healthy net cash position for funding future development, I would recommend to the Board to provide a







董事長報告 Chairman's Statement

持。因此，董事局將於二零零五年六月十三日舉行之股東大會上，建議派付末期股息每股1.14美仙予二零零五年六月十三日名列股東名冊之股東(即於二零零五年六月三日或以前買進本公司股票之股東)，派息總額為63,712千美元；去年之末期息為每股1.13美仙，派息總額為63,152千美元。

return to our shareholders for their support by increasing the dividend payout this year. The Board will recommend at the Annual General Meeting to be held on 13 June 2005 the payment of a final dividend of US 1.14 cents per share, totaling US$63.712 million to shareholders whose names appear on the register of members on 13 June 2005 (shareholders who bought the Group's shares on or before 3 June 2005). Final dividend for the last year was US 1.13 cents per share, totaling US$63.152 million.

創新價值。與時俱進

面對中國多樣化市場的變化與農村市場的發展，要進一步擴大市場佔有，唯有強強聯盟補充本集團缺乏的能力，才能取得市場的長久領先地位。本集團於二零零四年四月分別完成(1)轉讓康師傅飲品業務49.99%股權予由朝日啤酒株式會社(「朝日」)及伊藤忠商事株式會社(「伊藤忠」)合組的AI Beverage Holding Co. Ltd.(「AI Beverage」)，共同經營這快速成長且又將面臨激烈競爭的中國飲品市場；及(2)出售本集團轄下從事物流服務的頂通(開曼島)控股有限公司49.99%的股份予伊藤忠，藉此以強化兩個集團在中國的物流整合，獲取更大的效益。

Always Abreast of Time, Continue to Building Value

In view of the different changes in the market and the development of the rural area in the PRC, to further expand the market share, the Group must accompany with strong strategic alliances to fill in the gap of the capability which the Group does not possess so that the Group can achieve the everlasting leading position in the market. In April 2004, the Group completed: (1) transfer of 49.99% beverage business interests to AI Beverage Holding Co. Ltd. ("AI Beverage"), a joint venture company of Asahi Breweries, Ltd. ("Asahi") and Itochu Corporation ("Itochu") to work together to operate the fast growing but intense competition beverage market in the PRC; and (2) transfer of 49.99% interests in Tingtong (Cayman Islands) Holding Corp. to Itochu to enhance the two group's logistics ability in the PRC .




上市新闻发布会



董事長報告 Chairman's Statement

此外，透過與合作夥伴王中旺協議，取得以產銷平價麵為主的「一宛香食品有限公司」的整體經營權，藉此以增強本集團於佔有中國整體方便麵市場65%銷售量的平價麵市場的競爭力及耕耘廣大的農村市場。而本集團將於二零零五年五月完成將轄下經營保養及維修廠房及機械的天津頂嘉機械有限公司49.99%的股權轉讓予主力研究及設計方便麵生產流程設備的新東京麵機有限公司，以提高本集團營造方便麵生產線的技術，並進一步強化本集團於方便麵事業上的一條龍作業。

In addition, to cultivate the sizable rural market, the Group obtained the whole operation right for Yi Wan Xiang Food Co., Ltd., which is principally engaged in the production and distribution of low-end instant noodles, through an agreement with the joint venture partner, Wang Zhong-Wang. Such arrangement will strengthen the Group's competitiveness in the low-end instant noodle market which represents 65% of the total PRC instant noodle market. In May 2005, the Group will complete to transfer 49.99% equity interests in Tianjin Tingjia Machinery Co., Ltd. which is engaged in installation and maintenance of plant and machinery to New Tokyo Monki Co., Ltd. which is engaged in research and design of instant noodle production process facilities. The co-operation will enhance the Group's production skill in instant noodle machinery and further strengthen the Group's vertical integration in instant noodle business.

市場地位

據AC Nielsen二零零四年十二月／二零零五年一月的報告指出，以銷售額為基準，本集團在方便麵、包裝茶飲品及夾心餅乾之市場佔有率分別為37.7%、46.6%及27.5%，同時處於領導地位。此外，於二零零四年九月，「康師傅」品牌連續兩年取得由英國INTERBRAND負責調查的「台灣十大國際品牌」的第四位。

Market Position

According to AC Nielsen, for the period of December 2004/January 2005, based on sales value, market shares for the Group's instant noodle, RTD teas and sandwich crackers were 37.7%, 46.6% and 27.5% respectively, showing the Group's leading position in the industry. In September 2004, the brand of "Master Kong" has gained the fourth position in the "2004 Taiwan Top 10 Global Brand" based on the research carried out by British INTERBRAND and it was the second year the Group gained the reward.



困学生大型捐赠仪式
西安顶津食品有限公司
义卖活动





董事長報告 Chairman's Statement

優質保證認證

品質管理是食品業確保長期優勢的基礎，本集團致力達至「人人皆品管」的目標，目前方便麵事業轄下所有工廠中皆取得ISO 9001認證；飲品事業轄下的工廠亦全部通過ISO9001認證及『中國國家食品市場准入產品品質安全QS認證』，另HACCAP認證除福州新廠預計於2005年取得外，其他各廠皆已通過認證。糕餅事業轄下的天津廠及廣州廠也已分別通過ISO9001 2000版及中國QS認證。董事們為本集團製造高質量食品的管理系統感到光榮。


HACCP SYSTEM APPROVAL
Certificate of Registration
重庆顶津食品有限公司

在這競爭日益激烈的市場，深信憑藉「康師傅」於中國既有的優勢，加上勤奮務實及創新超越的拼搏精神，以及策略夥伴的加入，本集團必能實現繼續為消費者及股東資源增值。

Quality Control

Quality Control is the heart of food industry. The Group has tried the best to achieve the aim of "ALL QC". During the year, all the instant noodle factories have obtained ISO 9001 certification. All beverage factories under the Group have been granted both ISO 9001 certification and the PRC QS certificate. All the beverage factories have been gained the HACCAP certificate except the new factory in Fuzhou and it expected to gain the certificate in 2005. Bakery factories in Tianjin and Guangzhou obtained both ISO9001 Version 2000 and the PRC QS certificate. The Directors are proud of the Group's management system of producing high-quality food products.

In view of the increasingly intense competition in the PRC market, the Group believes that based on the existing advantages of "Master Kong" in the PRC, the struggling spirit of "diligence and practice, innovation and exceeding" and the establishment of strategic alliance, the Group would be able to enhance customers' and shareholders' value.

社會貢獻

一、持續支持中國體育事業：二零零四年連續第三年冠名「康師傅」足球隊，贊助天津泰達足球俱樂部，並取得中超元年聯賽第六名的成績；舉辦「萬人健康跑」活動，以支持廣州申辦二零一零年亞洲運動會。

二、持續團結本集團各廠區援助弱勢群體：在武漢、青島、西安、天津、福州五地持續舉辦「康師傅」家庭日及愛心遊園會活動，參加人數達16,000人，並將活動所得款項向社會弱勢群體進行愛心捐助；在中國西部舉辦「關注貧困學子大型捐資義賣活動」。

Social Contribution

1. Continuing to support China's sports business. 2004 was the third year to name the football team for "Master Kong", which gained the sixth place in the first year of China Super League, and sponsor Tianjin TEDA Football Club. The "Ten Thousand People Healthy Running" campaign was held to assist Guangzhou City to bid for 2010 Asia Games.

2. Continuing to unite the Group's subsidiaries in aid of disadvantaged groups. The "Master Kong" Family Day and Loving Care Garden Party were held continuously in Wuhan, Qingdao, Xi'an, Tianjin and Fuzhou. Over sixteen thousands people took part in the above activities and all proceeds were donated to disadvantaged groups. In addition, the Group held the large-scale charity sale for "Paying Close Attention to Needy Students Project" in the western China.



三、支持文化藝術活動：舉辦「二零零四年兩岸少兒繪畫交流」及「二零零四年天津國際少兒藝術節」。

3. Supporting culture and art activities. Cross-Strait Juvenile's Painting Exchange and Tianjin International Children Arts Festival were held in 2004.

四、在天津地區舉辦員工義務捐血活動，以紓緩當地出現的「血荒」。

4. Organizing employees in Tianjin to donate blood in order to ease the "blood-shortage" in the city.

管理團隊

年內，本集團透過生產技術的改進，精減員工總人數至25,003人，他們於經營環境日漸艱困下，堅守崗位，竭盡己責，本人謹藉此機會與股東們向他們致以衷心謝意。

Management Team

Through the improvement of the production skill, the number of the Group's staff has been reduced to 25,003. During the period of severe operating conditions, all staff strictly adhered to their duties. The shareholders and I would like to thank everyone for their devoted performance during the year.

董事長及行政總裁
魏應州

Wei Ing-Chou
Chairman and Chief Executive

中國天津
二零零五年四月二十六日

Tianjin, the PRC
26 April 2005



高階管理人員簡介 Senior Management Profile

董事

執行董事

魏應州，現年51歲，董事長暨行政總裁，魏應交先生之胞兄，一九九一年加入本集團，負責監督本集團之管理及制訂本集團之整體策略、規劃及發展事宜。彼於建造廠房、生產管理及製造食品研究方面擁有逾二十四年經驗。

井田毅，現年75歲，自一九九九年七月起出任本集團董事暨副董事長，亦為三洋食品株式會社之創辦人及相談役(高級顧問)。彼自一九五二年於千葉商科大學畢業後，至今在經營即食麵業務方面已累積了逾50年經驗。

吳崇儀，現年49歲，自一九九六年起出任本集團董事，現為全興國際集團的執行長。彼曾就讀於美國洛杉磯加利福尼亞大學，專長企業管理。吳先生亦為頂新之董事兼股東。

魏應交，現年50歲，魏應州先生之胞弟，一九九一年加入本集團，曾參與經營頂新逾二十年，在食品業務之市場推廣及行銷方面擁有廣泛經驗。魏先生亦為頂超(開曼島)控股有限公司之董事長兼行政總裁，該公司現於中國經營34家量販店。

井田純一郎，現年43歲，自二零零二年五月起出任本集團董事，現為三洋食品株式會社之社長。彼於一九八五年於立教大學畢業並於富士銀行服務六年，於一九九二年加入三洋食品株式會社。井田純一郎先生為本集團執行董事及副董事長井田毅先生的兒子。

Directors

Executive Directors

Wei Ing-Chou, aged 51, Chairman and Chief Executive Officer, elder brother of Mr. Wei Ying-Chiao, joined the Group in 1991 and is responsible for the supervision and the management of the Group as well as the formulation of the overall strategy of the Group. He has over 24 years' experience in factory construction, production management and research in relation to food production.

Takeshi Ida, aged 75, appointed as a Director and Vice-Chairman of the Group in July 1999. He is the founder and Senior Advisor of Sanyo Foods Co., Ltd. After graduation from Chiba University of Commerce in 1952, he has been engaged in noodle business for over 50 years.

Wu Chung-Yi, aged 49, appointed as a Director of the Group in 1996, is the CEO of GSK Group. He attended the University of California in Los Angeles in the United States and has experience in corporate management. He is also a director and a shareholder of Ting Hsin.

Wei Ying-Chiao, aged 50, Director, younger brother of Mr. Wei Ing-Chou, joined the Group in 1991. He has participated in the operation of Ting Hsin for more than 20 years and has extensive marketing experience in food related business. He is the Chairman and Chief Executive Officer of Ting Cao (Cayman Islands) Holding Corp., which operates 34 hypermarkets in the PRC.

Junichiro Ida, aged 43, appointed as a Director of the Group in May 2002, is the President of Sanyo. After graduating from Rikkyo University in 1985, he joined Fuji Bank and worked there for six years. In 1992, he joined Sanyo. Mr. Ida is the son of Mr. Takeshi Ida, an Executive Director and Vice Chairman of the Group.



高階管理人員簡介 Senior Management Profile

吉澤亮，現年63歲，自一九九九年七月起出任本集團董事，並於二零零二年起兼任副行政總裁，現任三洋食品株式會社海外事業部部長。彼於一九六五年於東京大學畢業，在銀行業任職逾31年，於一九九七年加入三洋食品株式會社。

Ryo Yoshizawa, aged 63, appointed as a Director of the Group in July 1999 and appointed as Vice Chief Executive Officer in 2002, is the Director and General Manager of the foreign business department of Sanyo Foods Co., Ltd. After graduating from Tokyo University in 1965, he was engaged in the banking business for over 31 years and joined Sanyo Foods Co., Ltd. in 1997.

獨立非執行董事

Independent Non-executive Directors

高捷雄，現年65歲，自一九九九年九月起出任本集團獨立非執行董事，現任丸紅株式會社之副董事長。彼於一九六三年在慶應大學畢業，投身化學品及食品貿易及在丸紅株式會社服務逾40年。

Katsuo Ko, aged 65, appointed as an Independent Non-executive Director of the Group in September 1999. He is the Executive Vice President of Marubeni Corporation. After graduating from Keio University in 1963, he joined Marubeni Corporation and has been engaged in trading business in chemicals and foods for over 40 years.

徐信群，現年49歲，自一九九九年十月起出任本集團獨立非執行董事，一九七九年畢業於國立台灣大學商學系。彼曾服務於台灣之金融界逾16年，熟稔金融市場運作，擅長於證券投資、企業理財及財務規劃。徐先生並擁有台灣之證券分析師資格。

Hsu, Shin-Chun, aged 49, appointed as an Independent Non-executive Director of the Group in October 1999. He received a bachelor degree in Business Administration from National Taiwan University in 1979. He has more than 16 years working experience in the financial industry and has comprehensive knowledge in securities investments, corporate finance and financial engineering. He is also a Certified Financial Analyst in Taiwan.

李長福，現年65歲，於二零零四年九月二十七日獲委任為本集團之獨立非執行董事。李先生在商業及投資銀行工作方面逾27年經驗。於一九七七年至一九八七年期間，擔任香港一間國際銀行市場推廣部高級經理一職，並同時為該銀行兩間接受存款的附屬公司總經理。於一九八九至一九九七年期間，李先生從事企業財務顧問事務，並於香港展開私人財務顧問業務。李先生為香港銀行學會及香港證券專業學會之會員。

Lee Tiong-Hock, aged 65, has been appointed as an Independent Non-executive Director of the Group since 27 September 2004. Mr. Lee has over 27 years of experience in commercial and investment banking. From 1977 to 1987, he served as the senior manager of marketing department of an international bank in Hong Kong and, concurrently, as general manager of its two deposit-taking subsidiaries. During 1989 to 1997, he was engaged in corporate finance advisory business, and since then in private financial consultancy business in Hong Kong. He is a member of Hong Kong Institute of Bankers and the Hong Kong Securities Institute.



高階管理人員簡介 Senior Management Profile

公司秘書

葉沛森，現年45歲，於一九八二年畢業於香港理工學院，獲頒會計高級文憑，為英國公認會計師公會資深會員及香港會計師公會、香港華人會計師公會、特許管理會計師協會、特許秘書與行政人員協會及香港公司秘書協會之會員。於一九九六年獲工商管理碩士學位，在會計業務與公司秘書實務方面擁有逾二十年經驗。葉先生亦為香港之執業會計師，於一九九五年九月加入本集團。

Company Secretary

Ip Pui-Sum, aged 45, graduated from the Hong Kong Polytechnic with a Higher Diploma in Accountancy in 1982. He is a fellow member of the Association of Chartered Certified Accountants (United Kingdom) and an Associate of the Hong Kong Institute of Certified Public Accountants, the Society of Chinese Accountants & Auditors, the Chartered Institute of Management Accountants, the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Company Secretaries. He also obtained a Master Degree in Business Administration in 1996. Mr. Ip has over 20 years of experience in public accounting and company secretarial practices. He is also a certified public accountant (practising) in Hong Kong. He joined the Group in September 1995.

高階主管

趙慧敬，現年67歲，現任總部董事長室資深特別助理，於一九九二年十二月加入本集團，一九九三年至一九九五年擔任天津頂益國際食品公司總經理，一九六八年於國立政治大學會計系畢業，曾任職台灣半導體公司財務部經理，現任天津市外商投資企業協會副會長、天津市台資企業協會副會長及天津經濟技術開發區國際商會會長。

Head Office Management

Chao Hui-Ching, aged 67, joined the Group in December 1992 and is the Senior Assistant to the office of Chief Executive Officer. He graduated from the Accounting Department of Taiwan National Cheng Chi University in 1968. He was the General Manager of Tianjin Tingyi International Food Co., Ltd from 1993 to 1995. Prior to joining the Group, he worked for Taiwan Semiconductor Co., Ltd as the Manager of the Financial Department. He is the deputy chairman of both the Tianjin Association of Enterprise with Foreign Investment, the Tianjin Taiwan-Invested Enterprises Association and the Chairman of the International Chamber of Commerce of Tianjin Economic-Technological Development Area.

林清棠，現年54歲，本集團財務長。於一九九五年十月加入頂新集團，任杭州康蓮公司副總經理、其後出任杭州頂益國際食品有限公司總經理、杭州頂津食品有限公司總經理、飲品事業群總經理之職。在進入本集團之前，曾任台灣雀巢公司會計部經理及台灣、廣州美國通用食品公司財務/管理部協理、總會計師等職務。林氏於一九七二年畢業於台灣東吳大學。

Frank Lin, aged 54, is the Chief Financial Officer of the Group. He joined Ting Hsin Group in October 1995 as the Vice President of the Hangzhou Comely Foods International. Prior to his current appointment, he was the General Manager of Hangzhou Tingyi International Food Co., Ltd, General Manager of Hangzhou Tingjin International Food Co., Ltd. and President of the Group's Beverage Business. Prior to joining the Group, he was the Manager of the Accounting Department for Nestle Taiwan Group and the Director of the Management Department and Chief Accountant for General Food, Taiwan and Guangzhou. He graduated from Soochow University in Taiwan in 1972.



高階主管 *(續)*

長野輝雄，現年56歲，於二零零零年二月由三洋食品株式會社聘請，同年三月派往本集團，出任財務長室高級顧員。彼於一九七二年畢業於日本一橋大學經濟系，同年進入富士銀行，長期從事金融工作，有着豐富的國際金融經驗，在富士銀行服務逾二十九年。

吳文聰，現年48歲，本集團總部幕僚長，於一九九四年五月加入本集團。吳氏於一九九三年畢業於台灣淡江大學管理科學研究所，主修會計、税務及財務管理。曾任南僑化學工業(股)公司助理經理、南僑食品(股)公司會計主任、可口企業(股)公司會計主任、頂宏國際(股)公司會計經理及統一百事可樂(股)公司會計長。

林振雄，現年49歲，於一九九五年四月加入本集團，現任集團總裁室人力資源組副總經理。歷任集團總管理處人力資源部經理、頂新集團轄下德克士食品開發有限公司總公司副總經理以及便利餐飲連鎖事業群管理本部副總經理。在任職頂新集團前，曾服務於熙國整體策劃股份有限公司、日立家電股份有限公司及凌亞電子股份有限公司，長期負責人力資源規劃及管理工作。林氏畢業於國立台灣大學外文系。

高國峰，現年39歲，現任集團總部總裁室經營規劃組副總經理，負責集團策略規劃與新事業開發。於二零零五年一月加入本集團。之前曾經在顧問諮詢的策略管理領域七年，歷任德碩／德勤管理顧問公司資深協理、勤業管理顧問公司策略財經組經理、以及安達信／安盛大中國區策略諮詢資深顧問。也曾在英商庫森集團之關係企業服務多年。國立政治大學應用數學系畢業，並取得倫敦商學院商管碩士學位。

Head Office Management *(Continued)*

Teruo Nagano, aged 56, has been employed by Sanyo Foods Co., Ltd. since February 2000 and joined the Group in March 2000 as the Senior Advisor to the office of the Chief Financial Officer. After graduating from Hitotsubashi University of Economics in 1972, he joined Fuji Bank and worked there for over 29 years. He has substantial working experience in the financial industry and has comprehensive knowledge of the international financial markets.

Wilson Wu, aged 48, joined the Group in May 1994 and is the chief of staff to CEO office. He graduated from the Management Science Institute, Tam Kang University in Taiwan in 1993, majoring in accounting, taxation and financial management. Prior to joining the Group, he was Assistant Manager of Nanchow Chemical Industrial Co., Ltd., Assistant Accounting Manager of Nacia Food Co., Ltd., Accounting Manager of Lucky Enterprises Corporation, Accounting Manager of Decent T & H International Food Co., Ltd. and the Financial Controller of President Pespi Cola Co., Ltd.

Johnson Lin, aged 49, joined the Group in April 1995, is the Senior Vice President of the CEO office and responsible for the human resources. He has been the Manager of the Group's Human Resources Department, and worked with Ting Hsin Group as Senior Vice President of Dicos Foods Development Co., Ltd. Head Office and Senior Vice President of Convenient F&B Chain Store Business. Prior to joining Ting Hsin Group, he worked with Cisco Co. Ltd., Hitachi (Taiwan) Co. Ltd. and Auva Computer Co. Ltd. and was responsible for the works on planning and management for human resources. Mr. Lin graduated from the Foreign Language Department of National Taiwan University.

Kao Kuo-Feng, Frank, aged 39, Vice President of CEO Office in charge of Corporate Strategic Planning and New Venture Development. Mr. Kao joined the Group in January 2005. Prior to that, he worked for 7 years in the strategy practice of consultancy – as a Director with ABeam/Deloitte Consulting, Engagement Manager and Practice Leader with Arthur Andersen and Senior Consultant with Andersen Consulting (now Accenture). He also worked with an affiliate of Cookson Group PLC for several years. Mr. Kao holds an MBA from London Business School (LBS, UK) and a BSc in Mathematic Science from National Cheng-Chi University (Taiwan).



高階管理人員簡介 Senior Management Profile

高階主管 *(續)*

Head Office Management *(Continued)*

滕鴻年，現年45歲，本集團總裁室副總經理，負責公共關係。於一九九一年三月加入頂新集團，先後擔任濟南頂利食品有限公司總經理、廣州頂益國際食品有限公司總經理、天津頂益國際食品有限公司總經理、青島頂益食品有限公司總經理。在進入頂新集團前，曾服務於台灣掬水軒食品公司、台灣卜蜂集團，長期負責行銷規劃及業務推廣工作。滕氏於一九八三年畢業於台灣中國文化大學，主修經濟。

Teng Hung-Nieng, aged 45, is the Senior Vice President of the CEO office and responsible for the public relations affairs. He joined Ting Hsin Group in March 1991. He has been the General Manager of Jinan Tingli Food Co., Ltd., Guangzhou Tingyi Int'l Food Co., Ltd., Tianjin Tingyi Int'l Food Co., Ltd. and Qingdao Tingyi Food Co., Ltd. Prior to joining Ting Hsin Group, he worked for Taiwan CSC Food Corp. and Taiwan CP Group and was responsible for the works on sales and marketing for a long period of time. He graduated from the Economic Department of Chinese Culture University in Taiwan in 1983 with expertise in economics.

陳慶祚，現年48歲，本集團總部總裁室工程管理組副總經理，負責本集團內部新建工程建設，輔導各廠改擴建工程，審核工程造價預／決算。於一九九四年七月加入本集團，曾任本集團營建中心協理，頂新國際工程顧問有限公司總經理，天津頂雅房地產開發有限公司總經理。一九八九年獲美國喬治華盛頓大學工程管理碩士學位，在進入本集團前，曾擔任台北鐵路地下化工程處技術員，中國生產力中心工程師，桃園立國建設工務科科長，中華航空公司企劃工程師。

Chen Ching-Tso, aged 48, is the Senior Vice President of the project management team for the CEO office at the Group's headquarters and responsible for the construction of new projects within the Group, assisting the factories in renovation and expansion projects and reviewing the budget costing of construction projects. He joined the Group in July 1994. He has been the Assistant General Manager of the Group's construction centre, General Manager of Tingxin Int'l Engineering Consultant Co., Ltd. and Tianjin Dingya Property Development Co., Ltd. He obtained a Master Degree in Engineering Administration from George Washington University in the United States in 1989. Prior to joining the Group, he worked as a technician for the engineering office of Taipei Railway Underground Project, an engineer of China Productivity Centre, a section head of the engineering service section of Li-Guo Construction and Real Estate Co., Ltd. and a corporate planning engineer of China Airlines.

鐘中林，現年43歲，現任方便食品事業群總經理。於一九九四年十二月加入本集團，任天津頂益國際食品有限公司營業經理、行銷協理，其後出任瀋陽頂益國際食品有限公司及天津頂益國際食品有限公司總經理等職。一九八四年畢業於台灣交通大學管理科學學系。在進入本集團前曾任松崗電腦公司管理部經理，森中行貿易有限公司副總經理。

Eric Chung, aged 43, is the President of the Group's Instant Noodle Business. He joined the Group in December 1994 as sales manager of Tianjin Tingyi Int'l Food Co., Ltd. Prior to his current appointment, he was the Head of Marketing of Tianjin Tingyi, General Manager of Shenyang Tingyi Int'l Food Co., Ltd. and Tianjin Tingyi Int'l Food Co., Ltd. He graduated from Taiwan National Chiao Tong University in 1984 majoring in Management Science. Prior to joining the Group, he was the Manager of the Management Department for Sor Kang Computer & Software Co., Ltd. and the Deputy General Manager for Shen Chung Hang Trading Co., Ltd.



高階管理人員簡介 Senior Management Profile

高階主管 *(續)*

Head Office Management *(Continued)*

黃國書，現年47歲，現任飲品事業群代群總。於二零零一年六月加入本集團，出任方便食品事業群營業本部主管，二零零二年四月調任杭州頂津食品有限公司總經理。畢業於中國文化大學觀光系。曾任職英商德記洋行，台灣太古可口可樂業務行銷總監。

George Huang, aged 47, is the Acting President of the Group's Beverage Business. He joined the group in June 2001 as Head of Sales Department of the Group's Instant Noodle Business and was the General Manager of Hangzhou Tingjin Food Co., Ltd. in April 2002. Mr. Huang graduated from Tourism Department of Chinese Culture University in Taiwan. Prior to joining the Group, he worked for a British Investment Company TAIT CO. and has been the Sales Director of Swire Coca-Cola, Taiwan.

曹生麟，現年43歲，現任糕餅事業群總經理。於一九九三年十月加入本集團，出任天津頂益國際食品有限公司營業部門主管，後任重慶頂益兼武漢頂益總經理。曹氏畢業於輔仁大學食品營養系，之前曾任職於台灣雀巢公司、聯合利華及聯蓬食品等公司。

Jerry Tsao, aged 43, is the President of the Group's Bakery and Confectionary Business. He joined the Group in October 1993 as Head of Sales Department of Tianjin Tingyi Int'l Food Co., Ltd. Prior to his current appointment, he was the General Manager both of Chongqing Tingyi Int'l Food Co., Ltd and Wuhan Tingyi Int'l Food Co., Ltd. Mr. Tsao graduated from Nutrition on Food Science Department of Taiwan Fu-Jen University. Prior to joining the Group, he worked for Nestle Taiwan Group, Uniliver Taiwan and Wellroc Taiwan Ltd.

葉東峰，現年60歲，本集團配套事業群總經理，於一九九八年三月加入本集團，出任方便麵業務副總經理並於同年五月主管配套事業群，內容有：軟性包材、紙器、乾燥農產品、機械、房地產、土木建築、工程顧問，物業管理、物流等業務。葉氏畢業於中原大學，曾任職於三陽金屬(股份有限)公司十一年，好潔工業(股份有限)公司十六年，於好潔任職副總經理兼總廠長，擁有二十八年之經營管理經驗，對於各種功能業務管理均有非常顯著之管理績效。

Yeh Tung-Fong, aged 60, is the President of the Group's Supporting Industry Business. He joined the Group in March 1998 as the Deputy General Manager of the Group's Instant Noodle Business and was placed in charge of the supporting industry business in May of the same year. The main lines of the supporting industry business include, among others, flexible package, corrugated box, dehydrated vegetable, machinery, real estate, engineering construction, engineering consultant, estate and property management and logistics business etc. He graduated from Chung Yuan Christian University in Taiwan. He was employed at Sangyang Material Co., Ltd. for 11 years and Hawley and Hazel Taiwan Corp. for 16 years as the Deputy General Manager and Plant Manager, respectively. He has 28 years' experience in operation and management and has achieved very obvious management results in various functional business management.

劉勇，現年34歲，現為本集團合資格會計師，劉氏於二零零四年八月加入本集團出任稽核部一級主辦員。劉氏畢業於天津財經學院教育管理學系，並取得中國註冊會計師資格。於加入本集團前，曾服務於多間中國企業，如天津中孚集團、天津星運集團及天津真美工貿公司，出任審計部主管及財務會計經理。

Lau Yung, aged 34, qualified accountant of the Group. He has been the Senior Internal Auditor of the Group since August 2004 when he joined the Group. Mr. Lau is a certified public accountant in the PRC chartered with the Chinese Institute of Certified Public Accountants (CICPA). He holds a degree on education management from the Tianjin Finance Academy in the PRC. Before joining the Group, Mr. Lau was the Supervising Auditor and the Financial & Accounting Manager of various PRC enterprises such as Tianjin ZhongFu Group, Tianjin XingYun Group and Tianjin ZhenMei Industries Trading Company.



集團結構 Group Structure

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

Instant Noodle 方便食品事業群

- Tianjin Tingyi International Food Co., Ltd. 天津頂益國際食品有限公司
- Guangzhou Tingyi Food Co., Ltd. 廣州頂益食品有限公司
- Hangzhou Tingyi Food Co., Ltd. 杭州頂益食品有限公司
- Master Kong (Hangzhou) Convenient Food Co., Ltd. 康師傅（杭州）方便食品有限公司
- Chongqing Tingyi Food Co., Ltd. 重慶頂益食品有限公司
- Wuhan Tingyi Food Co., Ltd. 武漢頂益食品有限公司
- Shenyang Tingyi Food Co., Ltd. 瀋陽頂益食品有限公司
- Xian Tingyi Food Co., Ltd. 西安頂益食品有限公司
- Qingdao Tingyi Food Co., Ltd. 青島頂益食品有限公司
- Fujian Tingyi Food Co., Ltd. 福建頂益食品有限公司
- Harbin Tingyi Food Co., Ltd. 哈爾濱頂益食品有限公司
- Xinjiang Tingyi Food Co., Ltd.* 新疆頂益食品有限公司
- Master Kong (Kunming) Convenient Food Co., Ltd. 昆明頂益食品有限公司
- Master Kong (Taiwan) Foods Co., Ltd.* 台灣康師傅食品股份有限公司
- Master Kong (Shenyang) Convenient Food Co., Ltd.* 康師傅（瀋陽）方便食品有限公司

Bakery and Confectionery 糕餅事業群

- Tianjin Tingyuan Food Co., Ltd. 天津頂園食品有限公司
- Guangzhou Tingyuan Food Co., Ltd. 廣州頂園食品有限公司
- Hangzhou Tingyuan Food Co., Ltd. 杭州頂園食品有限公司
- Hangzhou Zhenbaozhu Food & Package Co., Ltd. 杭州珍寶珠食品有限公司

Beverage 飲品事業群

Master Kong Beverages (BVI) Co., Ltd. 康師傅飲品（BVI）有限公司

Tingyi-Asahi-Itochu Beverages Holding Co. Ltd. 康師傅飲品控股有限公司

- Tianjin Tingjin Food Co., Ltd. 天津頂津食品有限公司
- Guangzhou Tingjin Food Co., Ltd. 廣州頂津食品有限公司
- Hangzhou Tingjin Food Co., Ltd. 杭州頂津食品有限公司
- Chongqing Tingjin Food Co., Ltd. 重慶頂津食品有限公司
- Wuhan Tingjin Food Co., Ltd. 武漢頂津食品有限公司
- Shenyang Tingjin Food Co., Ltd. 瀋陽頂津食品有限公司
- Xian Tingjin Food Co., Ltd.* 西安頂津食品有限公司
- Qingdao Tingjin Food Co., Ltd. 青島頂津食品有限公司
- Fujian Tingjin Food Co., Ltd. 福建頂津食品有限公司
- Ha'erbin Tingjin Food Co., Ltd.* 哈爾濱頂津食品有限公司
- Xinjiang Tingjin Food Co., Ltd.* 新疆頂津食品有限公司
- Kunming Tingjin Food Co., Ltd. 昆明頂津食品有限公司
- Master Kong (Guangzhou) Beverage Co., Ltd. 康師傅（廣州）飲品有限公司

* Direct translation of registered name in Chinese
公司之英文名稱乃由註冊中文名稱直接翻譯而成



集團結構 Group Structure

康師傅控股有限公司

Supporting Industry 配套事業群

- Xing Hua Dingfang Dehydrate Foods Co., Ltd. 興化頂芳脫水食品有限公司
- Tianjin Tingjia Machinery Co., Ltd. 天津頂嘉機械有限公司
- Tianjin Tingquan Properties Management Co., Ltd. 天津頂全物業管理有限公司
- Tianjin Dingya Property Development Co., Ltd. 天津頂雅房地產開發有限公司
- Guangzhou Dingya Real Estate Development Co., Ltd. 廣州頂雅房地產開發有限公司
- Tianjin Tingxin International *Engineering Consultant* Co., Ltd. 天津頂新國際工程顧問有限公司
- Tianjin Tingfung Starch Development Co., Ltd. 天津頂峰澱粉開發有限公司

Others 其他

- Tingtong (BVI) Limited 頂通（BVI）有限公司
  - Ting Tong (Cayman Islands) *Holding Corp.* 頂通（開曼島）控股有限公司
    - Shanghai Tingtong Logistics Co., Ltd. 上海頂通物流有限公司
    - Guangzhou Tingtong Logistics Co., Ltd. 廣州頂通物流有限公司
    - Beijing Tingtong Logistics Co., Ltd. 北京頂通物流有限公司
    - Chongqing Tingtong Logistics Co., Ltd. 重慶頂通物流有限公司
    - Shenyang Tingtong Logistics Co., Ltd. 瀋陽頂通物流有限公司
- Tingzheng (Cayman Islands) Holding Corp. 頂正（開曼島）控股有限公司
  - Tianjin Tingzheng Print & *Packing Material* Co., Ltd. 天津頂正印刷包材有限公司
  - Hangzhou Tingzheng Print & Packing Material Co., Ltd. 杭州頂正印刷包材有限公司
  - Tianjian Ting Sheng Plastic Products Co., Ltd. 天津頂盛塑品科制品有限公司
  - *Tiangjian Sheng Xiang Plastic* Products Co., Ltd. 天津盛祥塑品科制品有限公司
- Tingyi (BVI) International Co., Ltd. 頂益（英屬處女島）國際有限公司
- Tingyi (Cayman Islands) Holding Corp. Taiwan Branch 頂益（開曼島）控股有限公司台灣分公司
- Kon Yuan Corporation* 康遠股份有限公司
- Kon Chuan Corporation* 康權股份有限公司
- Kon Jun Corporation* 康俊股份有限公司
- Wei Chuan Foods Corporation 味全食品工業股份有限公司
- Tianjin Tingyu Consulting Co., Ltd. 天津頂育諮詢有限公司
- Tinghao (Cayman Islands) Holding Corp. 頂好（開曼島）控股有限公司
  - Tianjin Tinghao Oil & Fat Co., Ltd. 天津南僑油脂有限公司
- Hangzhou Wei-Quan Food Co., Ltd. 杭州味全食品有限公司
- Wei Chuan (Anji) Dairy Farm Co., Ltd.* 味全（安吉）乳品專業牧場有限公司
- Master Kong (HK) Trading Co., Ltd. 康師傅（香港）貿易有限公司



業務回顧 Business Review

二零零四年度中國國民生產總值(GDP)持續成長，較去年上升9.5%，社會消費品零售總額亦較去年增長13.3%。

The PRC's gross domestic products (GDP) in the year 2004 achieved a growth of 9.5% and the total amount for retail market also increased by 13.3% from the previous year.

回顧本集團於二零零四年的總營業額較去年同期上升16.4%至1,466,889千美元。方便麵、飲品及糕餅的營業額分別較去年同期上升8.5%、31.8%△及15.5%；而於第四季本集團的整體銷售較去年同期上升7.2%，達329,118千美元，主要來自方便麵及糕餅銷售的成長。

In 2004, the Group's turnover was US$1,466.889 million, an increase of 16.4% over 2003. The growth rates for turnover of instant noodle, beverage and bakery were 8.5%, 31.8%△ and 15.5% respectively. In the fourth quarter, the Group's turnover was US$329.118 million, 7.2% higher than the same period last year. The increase was mainly from sales growth in instant noodle business and bakery business.

年內，主要原材料價格暴漲，與二零零三年相比，麵粉、棕櫚油、PET膠粒之漲幅分別為30%、10%及20%以上，導致本集團全年的整體毛利率下降0.3百分點至27.6%；其他淨收入達302,188千美元，較去年同期大幅上升1,508.1%，主要來自出讓股權之資本利得；

During the year, the prices for the Group's core materials, such as flour, palm oil and PET plastic materials have increased by more than 30%, 10% and 20% respectively. As a result, the Group's gross margin declined by 0.3pp to 27.6%. Other net income was US$302.188 million, sharply increased by 1,508.1% from 2003. It was mainly because of the capital gain from the shares transfer. Distribution costs rose by 22.9% to



中國方便麵市場佔有率
Instant Noodle Market Share of the PRC



市場佔有率 (%)
Market Share (%)
27.4
16.3
12.5
37.7
14.8
14.7
銷售量
Volume
銷售額
Sales
康師傅
Master Kong
華龍
Hualong
統一
Uni-President



中國包裝茶飲品市場佔有率
RTD Tea Market Share of the PRC



市場佔有率 (%)
Market Share (%)
47.0
27.1
10.6
46.6
27.5
10.5
銷售量
Volume
銷售額
Sales
康師傅
Master Kong
統一
Uni-President
娃哈哈
Wahaha



中國夾心餅乾市場佔有率
Sandwich Cracker Market Share of the PRC



市場佔有率 (%)
Market Share (%)
24.0
22.7
11.2
30.5
27.5
12.5
銷售量
Volume
銷售額
Sales
康師傅
Master Kong
納貝斯克
Nabisco
達能
Danone

資料來源： AC Nielsen零售研究報告～二零零四年十二月份／二零零五年一月份
Sources: AC Nielsen SCAN TRACK EXPRESS ~ December 2004/ January 2005.

△ 請參閱第30頁之說明
Please refer to page 30



分銷成本較去年增加22.9%至305,092千美元，主要為廣告及宣傳活動開支上升，本集團認為廣告及宣傳的花費是對「康師傅」品牌的長期投資，目的為鞏固品牌力度及本集團產品之市場地位；財務費用較去年大幅下降28.3%至14,878千美元，主要是由於善用出讓股權所得資金償還大部份債項；扣除利息、稅項、折舊及攤銷前盈利(EBITDA)為398,945千美元，較去年上升185.4%；期內股東應佔溢利為286,429千美元，每股盈利5.13美仙，較去年上升701.6%。

US$305.092 million mainly due to the increase in expenses for the advertising and promotion activities. The expenditure in advertising and promotion is an essential and long-term investment for the brand of Master Kong to establish and strengthen the Group's market position. Due to the good use of the cash from the shares transfer to repay most of the loans, the Group's finance cost sharply decreased by 28.3% to US$14.878 million. Earnings before interest, tax, depreciation and amortization (EBITDA) was US$398.945 million, increased by 185.4%. The profit attributable to shareholders for the year 2004 was US$286.429 million, representing earnings per share of US 5.13 cents and a growth by 701.6% from previous year.


福滿多
面霸
面霸

方便麵業務

年內，方便麵業務以紅燒牛肉口味作為主品牌的策略下，同時針對中國各地不同的口味，推出一系列具地方特色的精選產品，充分發揮中國飲食文化的精粹；此外，新系列「亞洲精選」更讓中國消費者的進食領域跨進了亞洲多國的標緻美味，同時提供予消費者更多的選擇。而「麵霸拉麵」則以「行家的地道享受」成功塑造高品質麵條的形象，由於新產品及原系列產品均獲消費者青睞，令本集團於中高檔方便麵的市場地位更鞏固。

Instant Noodle Business

In year 2004, under the strategy of promoting "Beef Stew Flavor" as a primary brand and aiming at different flavors in various areas, instant noodle business introduced a series of essential products with local characters and fully developed the pith of China's eating culture. "The Best of Asian Series" also let China's consumers enjoy multinational delicious Asian flavours and, at the same time, provided consumers for more choices. Furthermore, "Mian-Ba La Mian" was successfully designed for an image of high quality noodles by "Experts' Favorite Enjoyment ". Due to new products and original product series winning the favor of customers, the Group's leader position in high-end instant noodle market was further strengthened.

為進一步加強本集團於佔有中國方便麵市場65%的平價麵市場的競爭力及發展潛力，年內，透過與合作夥伴王中旺協議，取得以產銷平價面為主的「一宛香食品有限公司」的整體經營權，加上強化本集團原有平價麵品牌的運作，如推出「高湯好滋味」等，進一步擴

During the period, in order to enhance the Group's competitive ability in low-end market, which held 65% market share in the PRC's instant noodle market, and improve the potential for development, the Group obtained the whole operation right for Yi Wan Xiang Food Co., Ltd., which is principally engaged in the production and distribution of low-end instant noodles, through an agreement with the joint venture partner, Wang



業務回顧 Business Review

大本集團經營平價麵的空間。據AC Nielsen二零零四年十二月／二零零五年一月的報告指出，「康師傅」方便麵於銷售量與銷售額的市場佔有率分別為27.4%及37.7%。

Zhong-Wang. In addition, the Group continued to enlarge its operative area in low-end noodles by strengthening the Group's current management on low-end brand, for example, launching new product "Gao Tang Hao Zi Wei" etc. According to AC Nielsen, for the period of December 2004 to January 2005, the Group gained 27.4% market share by sales volume and 37.7% market share by value in the PRC instant noodle market.

方便麵全年的銷售額較去年上升8.5%至849,932千美元，佔本集團總營業額的57.9%，成長主要來自高價容器碗麵。由於方便麵的主要原材料麵粉及棕櫚油的價格全年維持於高位，經營環境異常艱困，部份小型工廠更因此結業；面對困境，本集團積極改善生產管理，精進現有生產線以提升產能及節約人力，得以紓緩因原材料價格上升而造成對毛利率的擠壓。

In 2004, turnover for instant business amounted to US$849.932 million, grew by 8.5% from previous year and representing 57.9% of the Group's total turnover. The growth mainly came from high-end bowl noodles. Due to the continuous high price for instant noodles' core materials such as flour and palm oil, some of the small factories have been closed during this difficult period. Facing the difficult conditions, the Group actively improved the production management and upgraded the existing machinery to strengthen production capacity and reduce manpower requirement so that the pressure on gross margin arising from the increase in prices of core materials was mitigated.

方便麵業務全年的毛利率較去年減少1.9百分點至19.3%，方便麵業務之股東應佔溢利為17,478千美元，較去年同期下跌61.0%，主要是由於毛利減少及廣告宣傳費用增加所致。

During the year, the gross margin of instant noodle dropped by 1.9pp to 19.3% and profit attributable to shareholders was US$17.478 million, dropped by 61.0% mainly because of the decline of gross margin and the increase in advertising and promotion expenses.



飲品業務

Beverage Business

二零零四年，本集團成功建立多元化非碳酸飲料的市場地位。以「康師傅」企業品牌為主品牌在即飲茶及包裝水兩品項上建立具優勢的競爭地位；另外以「康師傅」企業形象支持，以「鮮の每日C」和「勁跑X」於稀釋果汁和運動飲料品項建立知名品牌。於茶飲料市場

In year 2004, the Group established the market position successfully in diversified non-carbonated beverage. "Master Kong", as a primary brand, held an advantageous position in Ready-to-drink tea and bottle water area. In addition, backed by the image of "Master Kong", "Fresh Daily C" and "X-Sports" had become a famous brand in diluted juice and sports drink markets. The Group's tea drinks gained 47.0% market share in sales volume



佔據47.0%銷售量的市佔率穩居首位；而於稀釋果汁市場亦佔據20.6%銷售量的市佔率，居第二位。

and still kept No.1 position in the market. The Group's diluted juice drinks gained No.2 position in the market and 20.6% market share in sales volume.

年內，旗艦產品「冰紅茶」以整合「名人+音樂」的行銷策略帶動下，持續取得絕對的領導地位；隨著消費者對健康的重視，本集團旗下的綠茶、果汁、礦物質水及運動飲料，以「清新、自然、健康」為切入點，強調產品的差異化，配合靈活的市場策略，成功滿足廣大消費者的訴求，同時帶動整體營業額屢創新高，二零零四年飲品業務的營業額為479,398千美元，較去年上升31.8%△，於本集團總營業額的佔比持續增加至32.7%，去年的佔比為28.9%△。年內，除於原產品增加新口味外，並推出新產品「勁跑X」運動飲料。

During the year, the flagship product "Ice Tea" continued to gain the absolute leading position in the market due to the successful marketing strategy of "Celebrity + Music". With the advance of consumers' health concern, the Group promoted its products, including green tea, juice, mineral water and sports drink, by using the "Fresh, Natural and Healthy" conception as an entrance to the market. The Group also stressed the product differentiation and adopted the flexible marketing strategy. All these efforts had satisfied the consumers' demands and driven the total revenues achieving a high level. In 2004, turnover for beverage business amounted to US$479.398 million and increased by 31.8%△ as compared to last year. The proportion to Group's total turnover increased to 32.7% and last year was 28.9%△. During the year, the Group also introduced the new product "X-Sports" besides introducing the new flavors of current products.

年內，飲品事業所需的主要原材料，PET膠粒及糖價均持續高企，然而透過本集團高效能的生產設備，以及不斷強化生產管理的能力，令飲品業務的毛利率維持於39.6%的高水平，去年同期為40.4%△；股東應佔溢利為9,474千美元，較去年同期上升19.7%△，主要是由於生產費用控制得宜所致。

During the year, the prices of main raw materials for beverage business such as PET plastic resin and sugar continued to maintain at a high level. Owing to the Group's high efficient production facilities and the continuous effort in strengthening production management, the gross margin for beverage business maintained at a high level of 39.6% and same period last year was 40.4%△. Profit attributable to shareholders was US$9.474 million, increased by 19.7%△ mainly because of the well control for production expenses.

於二零零四年四月本集團完成將49.99%的飲品業務轉讓予由朝日及伊藤忠合組的AI Beverage藉此以加強本集團於中國飲品市場的競爭力。

In April 2004 the Group completed the transfer of 49.99% interest in beverage business to AI Beverage a joint venture company of Asahi and Itochu to enhance the Group's competitiveness in the PRC beverage market.

△ 請參閱第30頁之說明
Please refer to page 30





糕餅業務

二零零四年糕餅業務之營業額為83,833千美元，相比去年同期上升15.5%，佔本集團總銷售額的5.7%；營業額上升，主要因年內以夾心餅乾，薄片餅乾及蛋糕為主力產品的行銷策略成功，及適時推出新口味產品配以亮麗包裝，加上代言人策略及主題推廣活動的奏效。據AC Nielsen二零零四年十二月／二零零五年一月調查所得，「康師傅」於中國夾心餅市場之銷售量及銷售額之佔有率分別為22.7%及27.5%，居於領導地位。

Bakery Business

In 2004, turnover for bakery business amounted to US$83.833 million, grew by 15.5% from previous year and representing 5.7% of the Group's total turnover. The sales increase was mainly because of the successful policy of sales focus on sandwich crackers, thin crackers and cakes and the launch of new products with glaring package in good timing. In addition, the achievable sales strategy of "Celebrity" and "Thematic Consumer Promotion" also benefited the bakery sales performance. According to AC Nielsen, based on sales value, for the period in December 2004/January 2005, "Master Kong"'s sandwich crackers maintained leading position when gained 22.7% market share by volume and 27.5% market share by value in the PRC sandwich crackers market.

由於中國糕餅市場朝向多元化發展，本集團致力善用現有之機械設備生產不同口味的產品，以增加消費者的選擇。年內，除於各主力產品推出新口味外，同時推出新產品『鮮巧蛋糕』。

In view of the development of the PRC's bakery market towards diversity, the Group made use of those existing production facilities to produce different flavours of bakery so that more choices were provided to consumers. During the year, the Group has produced different flavors for existing products and launched "Petite Cake".

二零零四年糕餅業務之毛利率為34.8%，較去年同期增加2.4百分點，毛利率上升主要是因為集中高毛利產品的銷售所致，整體營運已逐步獲得改善，股東應佔虧損為15,904千美元，去年之虧損為7,454千美元，虧損增加主要是因為本集團於第二季度作物業、機器及設備減值10,000千美元所致。

In the year of 2004, the gross margin of bakery business was 34.8%, grew by 2.4pp when compared to the same period last year. The growth was mainly because of the sales focus on those high margin products. Overall operation has been improved gradually. Loss attributable to shareholders was US$15.904 million, last year's loss was US$7.454 million. The increase of loss was mainly due to the impairment loss of US$10 million recognised on the property, plant and equipment in the second quarter.

配套業務

為了進一步強化本集團物流實力，本集團於二零零四年四月與伊藤忠達成協議，本集團

Supporting Business

The Group entered into an agreement in relation to the co-operation with Itochu to form a strategic partnership in logistics business in the



出售轄下從事物流服務的頂通49.99%的股份予伊藤忠，藉此以強化兩個集團在中國的物流整合，獲取更大的經營效益。於二零零五年五月，本集團將完成轄下經營保養及維修廠房及機械的全資附屬公司天津頂嘉機械有限公司49.99%的股權轉讓予主力研究及設計方便麵生產流程設備的新東京麵機有限公司，以提高本集團營造方便麵生產流程設備的技術，並進一步強化本集團於方便麵事業上的一條龍作業。

PRC in April 2004. With the agreement, the Group would transfer 49.99% interest in Tingtong to Itochu. The Group believes that the co-operation will benefit the two groups' operation in the PRC logistics industry. In May 2005, the Group will complete to transfer 49.99% equity interests in Tianjin Tingjia Machinery Co., Ltd to New Tokyo Menki Co., Ltd. which is principally engaged in research and design of instant noodle production process facilities. Tianjin Tingjia is the Group's wholly-owned subsidiary and engaged in installation and maintenance of plant and machinery. The co-operation will enhance the Group's production skill in instant noodle process facilities and further strengthen the Group's vertical integration in instant noodle business.

冷藏業務

Refrigeration Business

目前，本集團的冷藏產品，只有杭州一個生產基地，在進入中國市場三年，旗下的主產品「每日C」及「味全優酪乳」已分別成為上海區域純果汁市場的第一品牌及酸奶市場的第二品牌，於第二季更將銷售網絡擴展至北京。

本集團的冷藏產品系列是以塑造「健康、時尚、自信」的品牌形象為推廣主軸，配合高價值感產品的定位、加上產品的差異化及強化產品對消費者利益點的溝通等行銷策略，成功取得快速成長的銷售業績。年內，除於原產品系列增加新口味外，更進行包裝延伸，推出杯裝優酪乳，市場反應非常理想。

Currently, refrigeration business only has one production center in Hangzhou. After entering into China market for three years, its main products – "Daily C" and "Wei Chuan Yogurt Drink" – have gained No.1 brand in Shanghai's pure fruit juice market and No.2 brand in Shanghai's yogurt market respectively. The distribution network had expanded to Beijing since the second quarter of 2004.


味全优酪乳
U'more

The Group's refrigeration products achieved a rapid increase in sales through its successful marketing strategies. These strategies included introducing the promotion theme for the brand image-building with "Health, Fashion and Confidence", positioning the products with a sense of high value, emphasizing on product differentiation and strengthening the communication between the products and the point of consumers' benefits. Besides adding the new flavors of current product series in year 2004, the Group also conducted the package extension policy and launched the cup yogurt that got the pretty well reaction from the market.

財務分析

Financing

本集團的財務結構保持穩健，對應收帳款和存貨的有效控制，使得本集團的現金流量穩定成長，於二零零四年底持有之手頭現金及銀行存款為127,546千美元，較二零零三年同期增加32,568千美元。年內，主要的資本性開支是用於增加方便麵及包裝水的生產設備；於二零零四年十二月三十一日，本集團借款總額較去年大幅減少54.0%至200,187千美元，計減少

The Group's healthy finance structure was mainly benefited from the stable cash flow of the Group as a result of the well-controlled accounts receivable and inventory. At the end of 2004, the Group's cash and bank deposits amounted to US$127.546 million, increased by US$32.568 million from previous year. The main capital outlays were related to expenditure for acquisition of more instant noodle and bottle water production facilities. At the end of 2004, the Group's total borrowings decreased by US$234.583 million and represented a drop of 54.0% from



234,583千美元。其中長短期貸款比例調整為7%：93%，去年同期為62%：38%；短期貸款中包括本集團於二零零二年發行的可換股債券，該債券將於二零零五年六月到期。本集團已準備運用來自經營業務及年內股權轉讓之資金，償還債券本金90,000千美元及贖回溢價9,932千美元，總還款額為99,932千美元。透過本集團主營產品方便麵、飲品及糕餅銷售之季節性差異可互相彌補營運資金之季節性需求，從而使整個集團全年均可保持充足之現金水平。此外，本年度總借貸中人民幣貸款的比例為31%，去年同期為48%。由於本集團的交易大部份以人民幣為主而期內人民幣與美元的匯率變動不大，因此，期內匯率波動未對本集團造成重大影響。本集團於二零零四年十二月三十一日之借貸中以固定利率計息之人民幣借款及可換股債率佔76%，且本集團並無或然負債。

previous year to US$200.187 million. The Group adjusted the ratio between long-term loans and short-term loans from the previous year's 62% : 38% to year 2004's 7% : 93%. The short-term loans have included the remaining principal amount of the Group's 2002 Convertible Bonds which is to be due in June 2005. The Group anticipates repaying the remaining principal amount of US$90 million plus a redemption premium of US$9.932 million from operating cash flows and cash from the shares transfer during the year. The total repayable amount will be US$99.932 million. The seasonal difference from the sales between the Group's instant noodle, beverage and bakery business can also maintain the Group's strong cash position. In 2004, the Group's Renminbi debts represented 31% of total debts and at the end of 2003 it was 48%. The Group's transactions are mainly denominated in Renminbi and during the period the exchange rate between Renminbi and US dollar remained stable. As a result, there was no significant impact of exchange fluctuations during the year. As of 31 December 2004, Renminbi loan and the convertible bonds with fixed interest rate accounted for 76% of the Group's total borrowing and the Group had no contingent liabilities.

生產規模

年內方便事業新增的十二條生產線已於第四季內全線投產，將有助本集團方便麵於中國市場的整體競爭力。本集團於年內亦增加十二條包裝水生產線，為高成長的包裝水市場鋪路，進而提高本集團於飲品市場之競爭能力，新增的生產線已於二零零五年第一季投產。

此外，本集團在二零零五年計劃動用9,900萬美元的資本投資以配合方便麵業務及冷藏業務的發展，以及解決現有機械設備的生產瓶頸問題。透過擴大上述的產能，可加強本集團於中國市場的競爭力，相信對本集團銷售的成長有一定的裨益。

Production Scale

The Group has increased 12 production lines for instant noodle and all the lines have been put in production in the fourth quarter. To facing the high growth bottle water market and enhance the Group's competitive ability in beverage market, the Group has added 12 production lines for bottle water during the year and those lines have commenced production in the first quarter of 2005.

In the year 2005, the Group plans to invest US$99 million in instant noodles business and refrigerated drinks business to meet the development requirement and to solve the bottle neck problem for the existing production facilities. The Group believes that those expansion will strengthen the competitiveness of the Group and benefit the growth of the Group's sales.

銷售網絡

截至二零零四年底，本集團於中國共設有341個營業所及72倉庫，配合61,065個直營零售商的團隊運作，令本集團更快速的將產品分銷及配送，同時可將新產品準確而迅速地滲透至適當的市場；此外，為配合大賣場及超

Sales Network

At the end of 2004, the Group established a team operation with 341 sales offices, 72 warehouses and 61,065 direct retailers in the PRC. With the network, the Group's products and the new products can be distributed and launched directly to the appropriate market. In addition, to cope with the development in grand sales market and supermarkets,



市等網絡的發展，本集團已加強此等直營網絡的管理及前線人員之培訓，銷售網絡是鞏固本集團業務的命脈，本集團亦將持續優化「通路精耕」的佈局。

the Group has strengthened the management of these direct sales networks and the training for frontline staff. The Group will continue to enhance "Better Access, Broader Reach" distribution strategy since the comprehensive sales network is the Group's valuable resources.

人力資源

Human Resources

本集團截至二零零四年十二月三十一日的員工人數為25,003名（二零零三年十二月三十一日：27,803名），本集團向僱員提供具競爭力的薪酬，配合保險及醫療福利以及專業的培訓計劃，透過完善的人力資源管理，以期提高僱員對本集團的貢獻。

As of 31 December 2004, the Group employed 25,003 staff (2003: 27,803). The Group provides a competitive salary packages, insurance and medical benefit and professional training courses to employees. The Group believes that the perfect management system for human resources will enhance employee's contribution to the Group.

公司管治

CORPORATE GOVERNANCE

最佳應用守則

Code of Best Practice

本公司截至二零零四年十二月三十一日止期間內，除了非執行董事因須按公司章程細則輪席退位而未有指定任期外，本公司一直遵守香港交易所証券上市規則附錄14所載之最佳應用守則。

Throughout the year ended 31 December 2004, the Company was in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except all non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association.

審核委員會

Audit Committee

根據上市規則附錄14最佳應用守則第14條之要求，本公司已於一九九九年九月成立審核委員會，成員包括徐信群及高捷雄兩位獨立非執行董事。於本年九月二十七日，董事會正式委任李長福先生為本公司獨立非執行董事，李先生亦為審核委員會成員。該委員會最近召開之會議乃審議本集團期內之業績。

In compliance with the requirement under Rule 14 of the Code of Best Practice setting out in Appendix 14 of the Listing Rules, the Company has established the audit committee in September 1999 and has two independent non-executive directors, Mr. Hsu Shin-Chun and Mr. Katsuo Ko. On 27 September 2004, the Board of the Company appointed Mr. Lee Tiong-Hock as an independent non-executive director and a member of the audit committee. The latest meeting of the committee was held to review the results of the Group for the period.

《標準守則》的遵守

Compliance with the Model Code

本公司一直採納《上市規則》附錄十所載《上市公司董事進行證券交易的標準守則》（標準守則）。經本公司特別查詢後，全體董事均確認他們在審核期內已完全遵從《標準守則》所規定的準則。

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standard as set out in the Model Code throughout the review period.



展望 Prospects

展望

中國政府推行的均富政策，將令中國整體零售及消費支出持續上升，同時加速方便食品的發展空間，將有利於本集團的業務發展；本集團將針對旗下產品特性，擴展銷售區域及通路並強化現代型通路的經營；經歷二零零四年因原材料價格急升，對本集團的毛利擠壓，面對困境更加速本集團進一步精進生產流程及強化成本控制，以穩定集團的毛利水平；本集團將持續經營品牌及全面提升行銷能力；此外，透過策略夥伴的加入，結合原有的研發團隊適時推出具競爭力及高毛利的產品；本集團亦將不斷提升品質管理體系，並建立人人皆品管的理念。

二零零五年本集團將以「利潤優先」的前題下，擴大集團整體銷售及進一步鞏固各品項產品於中國的市場地位，實踐「創新價值、與時俱進」。

Prospects

Due to the General Rich Policy pushed by the central government, the PRC's total retail and consumer expenditure will increase continuously and, at the same time, the growth of instant foods will be enlarged rapidly. The Group's business will benefit from it. Aimed at the characteristics of its products, the Group will continue to expand the sales area and enhance the modern distribution network management. As a result of experiencing the year 2004's squeeze of gross margin caused by the sharp price increase in raw materials, the Group will further refine its production process and strengthen its cost controls in order to stabilize the Group's gross margin level. Also, the Group will continue to manage the brand name and improve the marketing ability. Moreover, the Group will launch the competitive and high gross margin products timely by a combination of strategic partners and current R&D team. The Group will continue to improve the quality control system and establish the concept of "All QC".

In year 2005, under the "Profit Priority" precondition, the Group will expand its total sales, further strengthen the leading position of each product in the PRC market, and practise the concept of "Always Abreast of time, Continue to Building Value".

△ 倘若以未經修訂之數字，飲品事業群之佔總營業額的百分比，營業額之增長率，毛利率及股東應佔溢利之增長率分別為30.0%、26.5%、40.7%及37.5%。

其他事業群之佔總營業額的百分比為2%。

▲ 營業額及股東應佔溢利比較資料已重列及重分類以配合本年度之呈報方式。

△ The percentage of turnover by product type, growth rate of turnover, gross margin and growth rate of profit attributable to shareholders regarding beverage segment before revision was 30.0%, 26.5%, 40.7% and 37.5% respectively.

The percentage of turnover by product type regarding other segment before revision was 2%.

▲ The comparative information of turnover and profit attributable to shareholders has been restated and reclassified to conform to current year's presentation.



董事會報告 Directors' Report

董事會現向各位股東提呈其報告及本集團截至二零零四年十二月三十一日止年度之經審核賬目。

The directors submit their report together with the audited financial statements of the Group for the year ended 31 December 2004.

主要業務

Principal Activities

本公司之主要業務為投資控股。其主要附屬公司經營之主要業務載於賬目附註32。

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are set out in note 32 to the financial statements.

本集團之主要業務為在中國製造及銷售方便麵、糕餅及飲品。

The principal activities of the Group are the manufacture and sale of instant noodles, baked goods and beverages in the PRC.

按主要產品劃分之本集團營業額及股東應佔溢利(虧損)之分析列載如下：

An analysis of the Group's turnover and profits (losses) attributable to shareholders by major products is set out below:

		營業額 Turnover		**股東應佔溢利(虧損) Profits (losses) attributable to shareholders**	
		2004	2003	**2004**	2003
		千美元	*千美元*	**千美元**	*千美元*
		US$'000	*US$'000*	***US$'000***	*US$'000*
方便麵	Instant noodles	**849,932**	783,441	**17,478**	45,093
飲品	Beverages	**479,398**	363,753▲	**9,474**	7,914▲
糕餅	Bakery	**83,833**	72,573	**(15,904)**	(7,454)
其他	Others	**53,726**	40,924▲	**275,381**	(9,737)▲
合計	Total	**1,466,889**	1,260,691	**286,429**	35,816

業績及股息分派

Results and Appropriations

本集團截至二零零四年十二月三十一日止年度之業績詳情載於本年報第43頁的綜合收益表。

The results of the Group for the year are set out in the consolidated income statement on page 43.

董事會建議派發末期股息，每股1.14美仙，合共63,712千美元。

The directors recommend the payment of a final dividend of US 1.14 cents per ordinary share, totalling US$63.712 million.

▲ 請參閱第30頁之說明
Please refer to page 30

儲備

本年度內本集團及本公司之儲備變動詳情載於賬目附註27。

Reserves

Movements in the reserves of the Group and the Company during the year are set out in note 27 to the financial statements.

固定資產

有關固定資產之變動，詳情載於賬目附註13。

Fixed Assets

Details of the movements in fixed assets are set out in note 13 to the financial statements.

五年財政摘要

本集團過去五年之業績及資產與負債摘要載於本年報第4及第5頁。

Five Year Financial Summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 4 and 5.

購入、出售或贖回股份及可換股債券

除載於賬目附註23外，本公司或其任何附屬公司概無購入、出售或贖回本公司任何股份及可換股債券。

Purchase, Sale or Redemption of Shares and Convertible Bonds

Save as set out in note 23 to the financial statements, there were no other purchases, sales or redemptions of the Company's shares and the convertible bonds by the Company or any of its subsidiaries during the year.

銀行及其他借款

本集團及本公司之銀行及其他借款之詳情載於賬目附註23。

Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Group and the Company are set out in note 23 to the financial statements.



董事

本年度內及截至本報告發表日期止之本公司董事為：

執行董事

魏應州
井田毅
吳崇儀
魏應交
吉澤亮
井田純一郎

獨立非執行董事

徐信群
高捷雄
李長福（於二零零四年九月二十七日獲委任）

李長福先生於二零零四年九月二十七日由董事會委任為本公司董事，根據本公司之公司組織章程細則第九十一條，李長福先生將於二零零五年六月十三日舉行之週年股東大會退位，惟願膺選連任。另根據本公司之公司組織章程細則第九十九條，吳崇儀先生、井田純一郎先生及徐信群先生須輪席退位，惟願膺選連任。

各董事概無與本公司訂立任何本公司須作補償方可於一年內終止之服務合約。

Directors

The directors of the Company during the year and up to the date of this report are as follows:

Executive directors

Wei Ing-Chou
Takeshi Ida
Wu Chung-Yi
Wei Ying-Chiao
Ryo Yoshizawa
Junichiro Ida

Independent non-executive directors

Hsu Shin-Chun
Katsuo Ko
Lee Tiong-Hock (appointed on 27 September 2004)

In accordance with Article 91 of the Company's Articles of Association, Mr. Lee Tiong-Hock being appointed by the Board of Directors on 27 September 2004, will retire and, being eligible, offer for re-election as a director of the Company at the annual general meeting to be held on 13 June 2005. In accordance with Article 99 of the Company's Articles of Association, Mr. Wu Chung-Yi, Mr. Junichiro Ida and Mr. Hsu, Shin-Chun retire by rotation and, being eligible, offer themselves for re-election.

None of the directors have a service contract with the Company which is not determinable by the Company within one year without the payment of compensation.

董事及高階管理人員簡介

董事及高階管理人員之個人資料載於本年報第14至19頁。

Biographical Details of Directors and Senior Management

Brief biographical details of directors and senior management are set out on pages 14 to 19.

董事及行政總裁之股份權益

於二零零四年十二月三十一日，董事及行政總裁於本公司及其相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第十五部)之股份、相關股份或債券中之權益及淡倉須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及香港聯合交易所有限公司(「聯交所」)(包括根據該等條例當作或被視為擁有之權益或淡倉)；或(b)根據證券及期貨條例第352條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所如下：

Interests of Directors and Chief Executive in Shares

As at 31 December 2004, the interests and short positions of the Directors and Chief Executive in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required (a) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

股份之長倉

Long position in Shares

董事姓名	Name of directors	普通股數目 Number of ordinary shares 個人權益 Personal interests	 法團權益 Corporate interests (附註) (Note)
魏應州	Wei Ing-Chou	13,242,000	1,854,827,866
魏應交	Wei Ying-Chiao	—	1,854,827,866
吳崇儀	Wu Chung-Yi	—	1,854,827,866

附註： 該等股份由頂新(開曼島)控股有限公司(「頂新」)持有及以其名義登記；頂新由和德公司實益擁有約55.10%，吳崇儀透過Gisshin Venture Capital Inc.持有27.91%及獨立第三者持有其餘的16.99%。和德公司由魏應州擁有25%、魏應交擁有25%，其餘的50%由上述兩位董事之兄弟魏應充及魏應行擁有。

Note: These shares are held by and registered under the name of Ting Hsin (Cayman Islands) Holding Corp. ("Ting Hsin"). Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited, as to approximately 27.91% by Wu Chung-Yi through Gisshin Venture Capital Inc. and as to the remaining 16.99% by unrelated third parties. Ho Te Investments Limited is beneficially owned as to 25% by Wei Ing-Chou, 25% by Wei Ying-Chiao, and the remaining 50% is owned by Wei Yin-Chun and Wei Yin-Heng (brothers of the above two directors) in equal proportion.

截至二零零四年十二月三十一日止年度內任何時間概無向任何董事或彼等各自之配偶或年齡未滿十八歲之子女授出可藉購入本公司之股份或債券而獲得利益之權利。彼等於期內亦無行使任何此等權利。本公司或其任何附屬公司概無參與訂立任何安排，致使董事可於任何其他法人團體獲得此等利益。

At no time during the year ended 31 December 2004 were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any directors or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was Company or any of its subsidiaries a party to any arrangement to enable the directors to acquire such rights in or any other body corporate.

除本段所披露者外，於二零零四年十二月三十一日，概無董事及行政總裁於本公司或其相聯法團(定義見證券及期貨條例第十五部)之任何證券中之權益須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及聯交所(包括根據該等條例當作或被視為擁有之權益或淡倉)；或(b)根據證券及期貨條例第352條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所。

Save as disclosed in this paragraph, as at 31 December 2004, none of the Directors and Chief Executive had interests in any securities of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies relating to securities transactions by directors to be notified to the Company and the Stock Exchange.

主要股東

就本公司董事或行政總裁所知，於二零零四年十二月三十一日，根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本面值直接或間接擁有5%或以上之權益，可於本集團任何成員公司股東週年大會上所有情況下附帶投票權利的人士或公司(並非本公司董事或執行董事)如下：

Substantial Shareholders

So far as was known to any Director or Chief Executive of the Company, as at 31 December 2004, the persons or companies (not being a Director or Chief Executive of the Company) who had interests or short positions in the Share of underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO or who were directly or indirectly deemed to be interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any number of the Group were as follows:

股份之長倉

Long positions in Shares

股東名稱	Name of shareholder	股份數目 Number of shares	股東權益 Shareholder's interests
頂新(開曼島)控股有限公司	Ting Hsin (Cayman Islands) Holding Corp.	1,854,827,866	33.1889%
三洋食品株式會社	Sanyo Foods Co., Ltd.	1,854,827,866	33.1889%
世訊投資股份有限公司	Shyh Shiunn Investment Corporation	465,107,784	8.3200%

除上述者外，於二零零四年十二月三十一日，董事並不知悉任何人士擁有根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本或有關該等股本之購股權面值擁有5%或以上之權益，可於本公司股東週年大會上所有情況下附帶投票權利。

Save as disclosed above, as at 31 December 2004, the Directors were not aware of any other person who had an interest or short position in the Shares or underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was interested in 5% or more of the nominal value of any class of share capital, or options in respect of such capital, carrying rights to vote in all circumstances at general meetings of the Company.

足夠公眾持股量

根據本公司所得的公開資料及據董事所知，於刊印本報告前之最後可行日期，本公司已符合上市規則之規定，維持不少於本公司已發行股份25%的公眾持股量。

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of its Directors, as at the latest practicable date prior to the printing of this report, the Company has maintained sufficient public float of not less than 25% of the Company's issued shares as required under the Listing Rules.

於合約之權益

除賬目所披露之有關連人士交易外，本公司或其附屬公司概無訂立本公司董事在其中直接或間接擁有重大權益且於年終或年內任何時間仍然有效之重要合約。

Interests in Contracts

Except for the related party transactions as disclosed in the financial statements, no other contracts of significance in relation to the Company's business to which the Company or its subsidiaries was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

管理合約

於年內並無訂立或存在任何有關管理本公司全部或任何重要部份業務之合約。

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

主要客戶及供應商

本年度分別來自本集團五大客戶及五大供應商之銷售及採購總額均少於百分之三十。

Major Customers and Suppliers

During the year, the Group purchased less than 30% of its goods and services from its 5 largest suppliers and sold less than 30% of its goods to its 5 largest customers.

關連交易

本集團根據本公司與其關連人士所簽訂之多項協議，進行了若干交易。有關該等交易之詳情列出如下：

(1) 本公司前全資附屬公司杭州頂津食品有限公司於一九九九年四月十四日與康蓮國際食品(杭州)有限公司(「康蓮」)簽訂一份合約，由一九九九年六月二十四日至二零零零年十二月三十一日止期間，以「原設備製造方式」生產非碳酸飲料。該公司由董事魏應州及魏應交之胞弟魏應行先生全資擁有。本公司於一九九九年四月二十三日於報章刊發此項交易詳情之公佈，而此交易已由獨立非執行董事於一九九九年四月二十二日審核及批准。此協議於二零零一年三月一日延期，由二零零一年三月十六日至二零零三年十二月三十一日止。於二零零三年十二月三十一日此協議再次延期，由二零零四年一月一日至二零零四年十二月三十一日止。類似公佈於二零零一年三月十五日、二零零二年四月十一日、二零零三年八月一日及二零零四年一月五日發出。

Connected Transactions

The Group carried on certain transactions under various agreements between the Group and connected persons of the Company. Details of these transactions are summarised as follows:

(1) On 14 April 1999, Hangzhou Tingjin Food Co., Ltd., a then wholly-owned subsidiary of the Company, entered into an agreement with Comely International Food (Hangzhou) Co., Ltd. ("Comely"), which is wholly-owned by Mr Wei Yin-Heng, the brother of the directors Wei Ing-Chou and Wei Ying-Chiao, to manufacture non-carbonated beverages on an original equipment manufacturing basis for the period from 24 June 1999 to 31 December 2000. A newspaper announcement setting out the details of this transaction was made on 23 April 1999 and the transaction was reviewed and approved by the Company's independent non-executive directors on 22 April 1999. The agreement was extended on 1 March 2001 for a further period from 16 March 2001 to 31 December 2003. The agreement was extended again on 31 December 2003 for a further period from 1 January 2004 to 31 December 2004. Similar announcements were made on 15 March 2001, 11 April 2002, 1 August 2003 and 5 January 2004.

(2) 本公司之全資附屬公司天津頂育諮詢有限公司於二零零零年八月十日與日本三洋食品株式會社(「三洋」)訂立協議。根據此協議三洋同意於二零零零年八月十六日起至二零零一年八月十六日止期間內將調派人員前往本集團，提供顧問服務以及就方便麵之製造技術及財務管理方面作出指導。於該段時期內三洋預計將調派五至八名顧問前往天津。根據香港聯合交易所有限公司證券上市規則(「上市規則」)，此項交易亦構成一項關連交易。本公司已遵照上市規則前第十四章內所載之規定，於二零零零年八月十四日於報章刊發此項交易詳情之公佈，而交易已由獨立非執行董事於二零零零年八月十一日審核及批准。此協議於二零零一年十月三十日再次延期，根據此協議三洋同意於二零零一年十一月一日起至二零零二年十二月三十日止期間內將調派二至五名顧問前往天津提供經營管理及財務管理之顧問服務。此項交易之詳情已於二零零一年十月三十一日及二零零二年四月十一日於報章公佈。此協議於二零零二年十二月十九日延期，根據此協議三洋同意於二零零三年一月一日起至二零零三年十二月三十一日止期間內比照前協議本集團提供顧問服務。此項交易之詳情已於二零零二年十二月二十日及二零零三年四月二十五日於報章公佈。此協議於二零零三年十二月三十一日再次延期，根據此協議三洋同意於二零零四年一月一日至二零零四年十二月三十一日止期間內依前協議調派二至五名顧問人員前往本集團提供顧問服務，以及就經營管理及財務管理方面作出指導。此項交易之詳情已於二零零四年一月五日及二零零四年四月一日於報章公佈。此合約於二零零四年十二月十七日延期，合約期由二零零五年一月一日至二零零五年十二月三十一日止。

(2) On 10 August 2000, a service agreement was entered into between Tianjin Tingyu Consulting Co., Ltd., a wholly-owned subsidiary of the Company, and Sanyo Foods Co., Ltd. ("Sanyo") whereby Sanyo has agreed to second Sanyo's consultants to Tianjin and provide consulting services on the instant noodle production techniques and financial management of the Group from 16 August 2000 to 16 August 2001. This constitutes a connected transaction under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The Company has complied with the requirements set out in former Chapter 14 of the Listing Rules in that a newspaper announcement setting out the details of this transaction was made on 14 August 2000 and the transaction was reviewed and approved by the Company's independent non-executive directors on 11 August 2000. The agreement was extended on 30 October 2001 and Sanyo has agreed to second Sanyo's consultants to Tianjin and provide consulting services on business management and financial management of the Group from 1 November 2001 to 31 December 2002. Newspaper announcements setting out the details of this transaction were made on 31 October 2001 and 11 April 2002. The agreement was extended on 19 December 2002 and Sanyo has agreed to provide consulting services as the above agreements to the Group from 1 January 2003 to 31 December 2003. Newspaper announcement setting out the details of this transaction was made on 20 December 2002 and 25 April 2003. The agreement was extended again on 31 December 2003 and Sanyo has agreed to second Sanyo's consultants to the Group and provide consulting services on business management and financial management of the Group from 1 January 2004 to 31 December 2004. Newspaper announcement setting out the details of this transaction was made on 5 January 2004 and 1 April 2004. The agreement was extended on 17 December 2004 for a further period from 1 January 2005 to 31 December 2005.

(3) 本公司之其中五家全資附屬公司天津頂益國際食品有限公司、廣州頂益國際食品有限公司、杭州頂益國際食品有限公司、重慶頂益國際食品有限公司及瀋陽頂益國際食品有限公司分別與三洋於二零零一年二月十五日訂立協議，三洋同意於二零零一年二月十六日起至二零零五年十二月三十一日止期間內向上述五家公司提供方便麵的生產、工藝及質量管理培訓。

根據該協議規定，三洋於該段期間內共收取上述五家公司之培訓費用合共為日圓一億六千萬元。於該段期間內上述五家公司每年度將調派合共約十名員工到三洋接受培訓兩次，每次為期約兩星期。而三洋亦會每年度兩次派遣培訓人員兩名分別到上述每家公司進行培訓工作，每次為期約兩星期。

根據上市規則，此項交易亦構成一項關連交易。本公司已遵照上市規則前第十四章內所載之規定，於二零零一年二月二十日、二零零二年四月十一日、二零零三年四月二十五日及二零零四年四月一日於報章刊發此項交易詳情之公佈。

(3) On 15 February 2001, five service agreements were entered into between Sanyo and each of the five wholly-owned subsidiaries of the Company, namely, Tianjin Tingyi International Food Co., Ltd., Guangzhou Tingyi Food Co., Ltd., Hangzhou Tingyi Food Co., Ltd., Chongqing Tingyi Food Co., Ltd. and Shenyang Tingyi International Food Co., Ltd.. Under the service agreements, Sanyo agrees to provide training on the instant noodle production skills, techniques and quality management to the above subsidiaries during the period from 16 February 2001 to 31 December 2005.

The total amount of training fees as set out in the Agreements will be Japanese Yen 160,000,000 for the period from 16 February 2001 to 31 December 2005. The above subsidiaries will second 10 trainees in total to Sanyo two times per calendar year for about 2 weeks each time and Sanyo will second 2 trainers to each of the above subsidiaries two times per calendar year for about 2 weeks each time.

This constitutes a connected transaction under the Listing Rules. The Company has complied with the requirements set out in former Chapter 14 of the Listing Rules in that newspaper announcements setting out the details of this transaction were made on 20 February 2001, 11 April 2002, 25 April 2003 and 1 April 2004.

(4) 本公司全資附屬公司台灣康師傅食品股份有限公司(「台灣康師傅」)於二零零三年十二月三十一日與頂新製油實業股份有限公司(「頂新製油」)簽訂合約，由二零零四年一月一日至二零零四年十二月三十一日止期間，台灣康師傅向頂新製油採購加工油脂。本公司兩位執行董事魏應州先生及魏應交先生以及其兩名兄弟魏應充先生及魏應行先生共擁有頂新製油60.4%公司股份，而魏先生的其他親屬佔餘下的39.6%股份。本公司於二零零四年一月五日刊發此項交易之詳情，而此交易已由獨立非執行董事審核及批准。此合約於二零零五年一月十四日延期，由二零零五年一月一日至二零零五年十二月三十一日止，類似公佈於二零零五年一月十四日發出。

(4) On 31 December 2003, Master Kong (Taiwan) Foods Co., Ltd. ("Master Kong Taiwan"), a wholly-owned subsidiary of the Company, entered into an agreement with Ting Hsin Oil & Fat Industrial Co., Ltd. ("Ting Hsin Oil"). Taiwan Master Kong would purchase processed oil from Ting Hsin Oil during the period from 1 January 2004 to 31 December 2004. Ting Hsin Oil is a company incorporated in Taiwan. 60.4% interest of Ting Hsin Oil is owned by Messrs Wei Ing-Chou, Mr. Wei-Ying Chiao, the two executive directors of the Company, and their two brothers, Messrs Wei Yin-Chun and Wei Yin-Heng; and the remaining 39.6% interest is owned by other relatives of Mr. Wei. An announcement setting out the details of this transaction was made on 5 January 2004. The transaction was reviewed and approved by the Company's independent non-executive directors. The agreement was extended on 14 January 2005 for a further period from 1 January 2005 to 31 December 2005. Similar announcement was made on 14 January 2005.

優先購買權

本公司之公司組織章程細則並無有關優先購買權之規定，雖然開曼島法例並無有關該等權利之限制。

Pre-Emptive Rights

There is no provision for pre-emptive rights under the Company's Articles of Association although there are no restrictions against such rights under the laws in the Cayman Islands.

核數師

本公司股東週年大會上將提呈續聘摩斯倫 • 馬賽會計師事務所為本公司核數師之決議案。

Auditors

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Moores Rowland Mazars as auditors of the Company.

承董事會命
魏應州
董事長

中國天津，二零零五年四月二十六日

By order of the board
Wei Ing-Chou
Chairman

Tianjin, the PRC, 26 April 2005

Moores Rowland Mazars
摩斯倫・馬賽會計師事務所

致康師傅控股有限公司
(在開曼群島註冊成立之有限公司)
全體股東

To the members of
Tingyi (Cayman Islands) Holding Corp.
(incorporated in the Cayman Islands with limited liability)

本核數師已完成審核第43至第97頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

We have audited the financial statements on pages 43 to 97 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

董事及核數師各自之責任

Respective responsibilities of directors and auditors

編製真實兼公平之賬目乃 貴公司董事之責任。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

The Company's directors are responsible for the preparation of the financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並僅向全體股東報告，除此之外本報告並無其他目的。本核數師不會就本報告之內容向任何其他人負上或承擔任何責任。

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

意見之基礎

Basis of opinion

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作出之重大估計和判斷，所採用之會計政策是否適合 貴公司與 貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and Group's circumstances, consistently applied and adequately disclosed.

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見

本核數師認為，上述之賬目足以真實兼公平地顯示 貴公司與 貴集團於二零零四年十二月三十一日結算時之財務狀況，及 貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例之披露規定妥為編製。

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

摩斯倫•馬賽會計師事務所
英國特許會計師
香港執業會計師

香港
二零零五年四月二十六日

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants

Hong Kong,
26 April 2005

綜合收益表 Consolidated Income Statement

		附註 Note	2004 千美元 US$'000	2003 千美元 US$'000
營業額	**Turnover**	4	**1,466,889**	1,260,691
銷售成本	Cost of sales		**(1,062,250)**	(909,365)
毛利	Gross profit		**404,639**	351,326
其他收益	Other revenue	4	**1,908**	1,597
其他淨收入	Other net income	5	**302,188**	18,792
分銷成本	Distribution costs		**(305,092)**	(248,318)
行政費用	Administrative expenses		**(42,937)**	(38,106)
其他經營費用	Other operating expenses		**(48,741)**	(24,868)
經營溢利	**Profit from operations**		**311,965**	60,423
財務費用	Finance costs	7	**(14,878)**	(20,757)
應佔聯營公司(虧損)溢利	Share of (losses) profits of associates		**(698)**	4,639
除税前溢利	**Profit before taxation**	7	**296,389**	44,305
税項	Taxation	9	**(8,576)**	(7,868)
除税後一般業務溢利	**Profit from ordinary activities after taxation**		**287,813**	36,437
少數股東權益	Minority interests		**(1,384)**	(621)
股東應佔溢利	**Net profit attributable to shareholders**	10	**286,429**	35,816
股息	**Dividends**	11	**63,712**	63,152
每股溢利	**Earnings per share**	12		
基本	Basic		**US5.13 cents**	US0.64 cents
攤薄	Diluted		**N/A**	N/A

綜合股東權益變動表 Consolidated Statement of Changes in Equity

		附註 Note	2004 千美元 US$'000	2003 千美元 US$'000
股東權益於一月一日	Shareholders' equity at 1 January		**571,487**	587,354
滙兑差額	Exchange translation difference	27(a)	**144**	292
應佔聯營公司之儲備變動	Share of reserve movement of an associate	27(a)	**3,535**	—
未於綜合收益表中認列之淨收益	Net gains not recognised in the consolidated income statement		**3,679**	292
本年度已宣派之股息	Dividends declared during the year	11(b)	**(63,152)**	(51,975)
本年度淨溢利	Profit for the year		**286,429**	35,816
股東權益於十二月三十一日	Shareholders' equity at 31 December		**798,443**	571,487

綜合資產負債表 Consolidated Balance Sheet

		附註 Note	2004 千美元 US$'000	2003 千美元 US$'000
資產及負債	**ASSETS AND LIABILITIES**			
非流動資產	**Non-current assets**			
物業、機器及設備	Property, plant and equipment	13	**932,545**	909,750
聯營公司權益	Interest in associates	15	**53,154**	39,814
合營企業權益	Interest in a joint venture	16	**30,058**	—
其他非流動投資	Other non-current financial assets	17	**3,109**	2,619
遞延稅項資產	Deferred tax assets	25	**6,197**	5,830
			1,025,063	958,013
流動資產	**Current assets**			
流動投資	Current financial assets	18	**16,466**	1,142
存貨	Inventories	19	**96,590**	99,691
應收賬款	Trade receivables	20	**71,499**	62,115
預付款項及其他應收款項	Prepayments and other receivables		**65,025**	74,188
抵押銀行存款	Pledged bank deposits	21	**1,394**	1,793
銀行結餘及現金	Bank balances and cash		**126,152**	93,185
			377,126	332,114
流動負債	**Current liabilities**			
應付賬款	Trade payables	22	**188,398**	168,140
其他應付款項	Other payables		**96,275**	83,953
有息借貸之即期部份	Current portion of interest-bearing borrowings	23	**186,606**	164,974
客戶預付款項	Advance payments from customers		**7,372**	9,675
稅項	Taxation		**2,575**	714
			481,226	427,456
淨流動負債	**Net current liabilities**		**(104,100)**	(95,342)
總資產減流動負債	**Total assets less current liabilities**		**920,963**	862,671

綜合資產負債表 Consolidated Balance Sheet

		附註 Note	2004 千美元 US$'000	2003 千美元 US$'000
非流動負債	**Non-current liabilities**			
長期有息借貸	Long-term interest-bearing borrowings	23	**13,581**	269,796
其他非流動應付款項	Other non-current payables		**10,913**	5,112
員工福利責任	Employee benefit obligations	24	**4,887**	3,808
遞延稅項負債	Deferred tax liabilities	25	**6,176**	5,834
			35,557	284,550
少數股東權益	**Minority interests**		**86,963**	6,634
淨資產	**NET ASSETS**		**798,443**	571,487
股本及儲備	**CAPITAL AND RESERVES**			
發行股本	Issued capital	26	**27,943**	27,943
儲備	Reserves	27	**706,788**	480,392
擬派末期股息	Proposed final dividend	27	**63,712**	63,152
			798,443	571,487

於二零零五年四月二十六日經董事會批准及授權簽發

Approved and authorised for issue by the Board of Directors on 26 April 2005

魏應州 Wei Ing-Chou
董事 Director

井田毅 Takeshi Ida
董事 Director

資產負債表 Balance Sheet

		附註 *Note*	**2004** **千美元** ***US$'000***	2003 千美元 *US$'000*
資產及負債	**ASSETS AND LIABILITIES**			
非流動資產	Non-current assets			
物業、機器及設備	Property, plant and equipment	13	**781**	1,018
附屬公司權益	Interest in subsidiaries	14	**818,099**	572,172
聯營公司權益	Interest in associates	15	**54,884**	57,058
其他非流動投資	Other non-current financial assets	17	**2,505**	2,014
			876,269	632,262
流動資產	**Current assets**			
流動投資	Current financial assets	18	**5,163**	708
存貨	Inventories	19	**117**	382
應收賬款	Trade receivables	20	**4**	1
預付款項及其他應收款項	Prepayments and other receivables		**2,192**	3,489
銀行結餘及現金	Bank balances and cash		**14,333**	5,082
			21,809	9,662
流動負債	**Current liabilities**			
應付賬款	Trade payables	22	**4,781**	6,360
其他應付款項	Other payables		**13,742**	2,153
有息借貸之即期部份	Current portion of interest-bearing borrowings	23	**90,000**	4,000
			108,523	12,513
淨流動負債	**Net current liabilities**		**(86,714)**	(2,851)
總資產減流動負債	**Total assets less current liabilities**		**789,555**	629,411
非流動負債	**Non-current liabilities**			
長期有息借貸	Long-term interest-bearing borrowings	23	**1,000**	90,000
其他非流動應付款項	Other non-current payables		**6,195**	5,112
員工福利責任	Employee benefit obligations	24	**4,887**	3,808
			12,082	98,920
淨資產	**NET ASSETS**		**777,473**	530,491
股本及儲備	**CAPITAL AND RESERVES**			
發行股本	Issued capital	26	**27,943**	27,943
儲備	Reserves	27	**685,818**	439,396
擬派末期股息	Proposed final dividend	27	**63,712**	63,152
			777,473	530,491

於二零零五年四月二十六日
經董事會批准及授權簽發

Approved and authorised for issue by the Board of Directors on 26 April 2005

魏應州 Wei Ing-Chou
董事 Director

井田毅 Takeshi Ida
董事 Director

綜合現金流量表 Consolidated Cash Flow Statement

		附註 Note	2004 千美元 US$'000	2003 千美元 US$'000
經營活動	**OPERATING ACTIVITIES**			
經營業務所得現金	Cash generated from operations	28	**137,504**	182,648
已繳中國稅項	PRC tax paid		**(6,740)**	(7,972)
已繳利息	Interest paid		**(11,500)**	(17,396)
經營活動所得現金淨額	**Net cash from operating activities**		**119,264**	157,280
投資活動	**INVESTING ACTIVITIES**			
已收利息	Interest received		**1,908**	1,597
出售附屬公司部份權益之所得	Proceeds on disposal of partial interests in subsidiaries		**369,890**	—
購入聯營公司權益	Acquisition of interest in an associate		**(1,222)**	—
購入合營企業權益	Acquisition of interest in a joint venture		**(30,058)**	—
出售一間聯營公司部份權益之所得	Proceeds on disposal of partial interest in an associate		**5,583**	—
聯營公司股息收入	Dividends received from associates		**4,724**	1,522
購入流動投資	Purchase of current financial assets		**(15,350)**	—
購入其他非流動投資	Purchase of other non-current financial assets		**(394)**	—
購入物業、機器及設備	Purchase of property, plant and equipment		**(135,925)**	(233,407)
出售物業、機器及設備	Sale of property, plant and equipment		**8,653**	48,894
聯營公司償還貸款	Repayment from an associate		**—**	500
投資活動所得(動用)現金淨額	**Net cash generated from (used in) investing activities**		**207,809**	(180,894)
融資活動	**FINANCING ACTIVITIES**			
已付股利	Dividends paid		**(63,152)**	(51,975)
已付少數股東權益之股息	Dividends paid to minority shareholders		**(553)**	(768)
新增貸款	New borrowings		**127,013**	434,394
償還貸款	Repayment of borrowings		**(356,878)**	(362,081)
融資活動(動用)所得現金淨額	**Net cash (used in) generated from financing activities**		**(293,570)**	19,570

綜合現金流量表 Consolidated Cash Flow Statement

		附註 Note	2004 千美元 US$'000	2003 千美元 US$'000
現金及現金等值物的淨增加(減少)	**Net increase (decrease) in cash and cash equivalents**		**33,503**	(4,044)
年初之現金及現金等值物	**Cash and cash equivalents at beginning of year**		**94,978**	99,182
滙率變動之影響	Effect on exchange rate changes		**(935)**	(160)
年終之現金及現金等值物	**Cash and cash equivalents at end of year**		**127,546**	94,978
現金及現金等值物結餘分析	**Analysis of the balances of cash and cash equivalents**			
銀行結餘及現金	Bank balances and cash		**126,152**	93,185
抵押銀行存款	Pledged bank deposits		**1,394**	1,793
			127,546	94,978

賬目附註 Notes to the Financial Statements

1. 賬目編製

在編製賬目時，基於本集團於二零零四年十二月三十一日出現流動負債較流動資產超出104,100,000美元(二零零三年：淨流動負債95,342,000美元)，因此董事已審慎評估本集團在可見未來之營運資金及融資需求。

董事基於本集團現有之現金結餘及可動用之銀行信貸與業務持續錄得溢利的情況下，認為本集團在可見將來有充份資源完全兑現其財務承擔。故此，賬目以持續經營之準則編製。

1. Preparation of Financial Statements

In preparing the financial statements, the directors have given careful assessments of the working capital and financing requirements of the Group in the foreseeable future as the Group had current liabilities exceeded its current assets by US$104,100,000 (2003: net current liabilities of US$95,342,000) at the balance sheet date.

Taking into account the existing banking facilities, cash and bank balances of the Group and continuing profitable operations in the future, the directors are satisfied that the Group has sufficient resources to meet in full its financial obligations as they fall due in the foreseeable future. Accordingly, the financial statements have been prepared on a going concern basis.

2. 遵例申明

賬目乃根據香港會計師公會頒佈之會計實務準則(「會計實務準則」)及其理解説明、香港普遍採用之會計原則及香港公司條例有關披露之規定編製。賬目同時根據香港聯合交易所有限公司之「上市證券規則」之適用披露規定編製。本集團所採用之主要會計政策概要載於下文。

香港會計師公會已頒布新訂及修訂的香港會計準則，該等會計準則從二零零五年一月一日起會計期間生效。本集團在截至二零零四年十二月三十一日止年度之財務報表中並未有提早採用該等會計準則。本集團已經開始評估該等會計準則對本集團之經營成果及財務狀況的影響，但在現階段尚未能確定其影響是否重大。

2. Statement of Compliance

The financial statements have been prepared in accordance with Statements of Standard Accounting Practice ("SSAPs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group is set out below.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

3. 主要會計政策

(a) 編製基準

編製賬目時以原值作為衡量標準，而若干投資則以市值作出修訂，詳情載於下文之會計政策。

(b) 綜合基準

綜合賬目包括本公司及各附屬公司截至每年十二月三十一日之賬目。在年度內收購或出售之附屬公司業績由實際收購日期起計或截至實際出售日期計算入綜合收益表。

本集團內各公司間之重大交易及結餘均在綜合賬目時抵銷。

少數股東權益即外界股東所佔附屬公司之經營業績及資產淨值。

(c) 商譽

正商譽指於綜合賬目時因有關收購成本超出本集團於收購當日在該公司可辨認資產及負債之公平價值中所佔權益產生之部分。於二零零一年一月一日前因收購而產生之正商譽計入於收購年度儲備。於二零零一年一月一日後因收購而產生之正商譽乃確認為資產，並按其可使用年期以直線法攤銷。

負商譽指本集團於收購當日在該公司可辨認資產及負債之公平價值中所佔權益超出收購成本之部分。於二零零一年一月一日前因收購而產生之負商譽於收購年度計入資本儲備。於二零零一年一月一日後因收購而產生之負商譽列為資產減值，並將依據情況分析撥入收益計算，從而得出結餘。

3. Principal Accounting Policies

(a) Basis of preparation

The measurement basis used in the preparation of the financial statements is historical cost modified by the marking to market of certain investments in securities as explained in the accounting policies set out below.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December each year. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(c) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's interest of the fair value of the identifiable assets and liabilities acquired at the date of acquisition. Positive goodwill arising on acquisitions prior to 1 January 2001 was taken to reserves in the year of acquisition. Positive goodwill arising on acquisitions after 1 January 2001 is recognised as an asset and amortised on a straight-line basis over its useful economic life.

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities acquired at the date of acquisition over the cost of the acquisition. Negative goodwill arising on acquisition prior to 1 January 2001 is credited to capital reserve. Negative goodwill arising on acquisition after 1 January 2001 is presented as a deduction from assets and is released to income based on an analysis of the circumstances from which the balance resulted.

3. 主要會計政策 *(續)*

(c) 商譽 *(續)*

倘出現負商譽乃因收購之日預計將有虧損或支出，則該負商譽按有關虧損或支出出現期間撥入收益。其餘負商譽按所收購的可確定折舊資產結餘以可使用年期以直線法列作收入確認入賬。倘有關負商譽數額超出所收購的可確定非貨幣性資產合計公平價值時，則隨即在收入中確認入賬。

在計算年內出售附屬公司或聯營公司時所產生的收益或損失，已包括任何尚未在綜合收益表內攤銷之應佔購入商譽，或以前年度已在本集團之儲備已作處理。

(d) 附屬公司

附屬公司為本公司直接或間接有權決定企業之財務及經營政策以從其業務經營獲利。本公司資產負債表內的附屬公司投資乃按成本減累計減值虧損列賬。投資之賬面值會按個別釐定減至其可收回價值。附屬公司之業績按已收及應收股息計算反映於本公司賬目內。

(e) 聯營公司

聯營公司為本集團具有重大影響力之企業，但不屬於本集團之附屬公司或合營企業。

綜合收益表包括本集團所佔本年度聯營公司之收購後業績、根據附註3(c)所述的任何正或負商譽之攤銷或加入及減值虧損。在綜合資產負債表中，計算聯營公司之賬面值時包括本集團享有聯營公司之淨資產及扣除累計減值虧損。

3. Principal Accounting Policies *(Continued)*

(c) Goodwill *(continued)*

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over its useful life of the acquired identifiable depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in the income immediately.

On disposal of a subsidiary or an associate, any attributable amount of purchased goodwill not previously amortised through the consolidated income statement or which has previously been dealt with as a movement on Group reserves is included in the calculation of the gain or loss on disposal.

(d) Subsidiaries

A subsidiary is an enterprise, in which the Company, directly or indirectly, has the power to govern the financial and operating policies so as to obtain benefits from its activities. In the Company's balance sheet, the investments in subsidiaries are stated at cost less accumulated impairment losses. The carrying amount of the investment is reduced to its recoverable amount on an individual basis. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(e) Associates

An associate is an enterprise, in which the Group has significant influence and which is neither a subsidiary nor a joint venture of the Group.

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year, any positive goodwill amortised or negative goodwill credited during the year in accordance with note 3(c) and impairment losses. The consolidated balance sheet includes the Group's share of the net assets of associates less accumulated impairment losses.

3. 主要會計政策 *(續)*

(e) 聯營公司 *(續)*

當本集團與其聯營公司進行交易時，未變現之盈利及虧損將按本集團於有關聯營公司所佔權益予以對銷，除非未變現虧損證明已轉讓資產減值。

聯營公司之業績按已收及應收股息計算反映於本公司賬目內。在本公司資產負債表中，於聯營公司之投資是按成本扣除累計減值虧損入賬。

(f) 收益之確認

收益是在本集團能獲得有關經濟效益且該收益及成本(如適用)並可靠地計算時入賬。

出售貨品所得收益於交貨及轉移擁有權時入賬。

利息收入按時間比例根據本金及適用利率計算入賬。

投資之股息收入在本集團有收取款項之權利確立時入賬。

(g) 物業、機器及設備

除在建工程以外之物業、機器及設備以原值減累計折舊入賬及累計減值虧損。

物業、機器及設備之成本包括其購買價及任何使資產達致可使用狀態及現存地點作原定用途所產生之直接應佔成本。主要成本涉及修復資產至其正常運作之支出列為綜合收益表的支出項。改良資產之費用如超過其預計可使用年期，均予資本化並按其估計可使用年期計算折舊。

3. Principal Accounting Policies *(Continued)*

(e) Associates *(continued)*

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are eliminated unless the transaction provides evidence of an impairment of assets transferred.

The results of associates are accounted for by the Company on the basis of dividends received and receivable. In the Company's balance sheet, investments in associates are stated at cost less accumulated impairment losses.

(f) Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue and costs, if applicable, can be measured reliably.

Sale of goods is recognised when goods are delivered and title has passed.

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the Group's rights to receive payment have been established.

(g) Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and present location for its intended use. Major costs incurred in restoring assets to their normal working conditions are charged to the consolidated income statement. Improvements are capitalised and depreciated over their expected useful lives.

3. 主要會計政策 *(續)*

(g) 物業、機器及設備 *(續)*

當物業、機器及設備出售或棄用時所得之盈虧，按其估計出售所得淨額與資產賬面值間之差額用以評定，並認列於綜合收益表內。

除在建工程外，物業、機器及設備之折舊是根據全面投入運作之日期起按其可使用年限及扣除殘值後以直線法計提折舊。資產之估計殘值均為10%，其估計可使用年限如下：

樓宇	
機器及設備：	
一供生產方便麵及飲料	
一其他	
電器及設備	
雜項設備	

土地使用權按租約所餘年期攤銷。

在建工程在完成及投入運作前不作折舊。

(h) 在建工程

在建工程以原值扣除累計減值虧損入賬，其中包括所有建造費用及其他直接成本，包括與該項目有關之利息成本。已完成工程之成本撥入相關之資產類別。

3. Principal Accounting Policies *(Continued)*

(g) Property, plant and equipment *(continued)*

The gain or loss arising from the retirement or disposal of property, plant and equipment is determined as the difference between the estimated net sales proceeds and the carrying amount of the assets and is taken to the consolidated income statement.

Depreciation is provided to write off the cost of property, plant and equipment, other than construction in progress, over their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual values, using the straight-line method. The estimated useful lives of the assets with a 10% estimated residual value are as follows:

	Number of years
Buildings	10 to 30
Machinery and equipment:	
- For instant noodles and beverages	12
- Others	5 to 10
Electrical appliances and equipment	5
Miscellaneous equipment	5

Land use rights are amortised over the remaining period of the lease.

No depreciation is provided in respect of construction in progress until it is completed and put into operation.

(h) Construction in progress

Construction in progress is stated at cost, less accumulated impairment losses. Costs include all construction expenditure and other direct costs, including interest costs, attributable to the project. Costs on completed construction works are transferred to the appropriate asset category.

3. 主要會計政策 *(續)*

(i) 減值虧損

本集團於每個結算日檢討內部及外間資訊，以確認其物業、機器及設備，於附屬公司及聯營公司之投資是否可能已經出現減值現象，或之前所確認之減值虧損是否已不再存在或可能已經減少。若出現任何以上的現象，本集團將需評估資產的可收回價值。據此，資產之可收回價值乃其售價淨值及使用價值之較高者。如個別資產未能在大致獨立於其他資產下賺取現金流量，則就能獨立賺取現金流量之最小組別資產(即賺取現金單位)釐訂可收回價值。

倘本集團估計某項資產或即賺取現金單位之可收回金額低於其賬面值，則該項資產之賬面值須減低至其可收回金額。減值虧損將即時確認為開支。

倘若某項減值虧損期後撤回，則該項資產或即賺取現金單位之賬面值須增加至重新估計之可收回金額，惟增加後之賬面值不得超過在以往年度並無減值虧損而釐定之賬面值。若減值虧損撤回時將即時確認為收益。

(j) 存貨

存貨以成本或可變現淨值兩者之較低者入賬。成本包括所有採購成本，加工成本(如適用)及其他將存貨達至現存地點及狀況之成本，並且採用加權平均成本法計算。可變現淨值指在日常業務中之估計出售價減去估計完工成本及估計達成銷售所需之成本。

3. Principal Accounting Policies *(Continued)*

(i) Impairment losses

At each balance sheet date, the Group reviews internal and external sources of information to determine whether its property, plant and equipment; investments in subsidiaries and associates; and positive goodwill have suffered any impairment loss or impairment loss previously recognised no longer exists or may be reduced. If any such indication exists, the recoverable amount of the asset is estimated, based on the higher of its net selling price and value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the smallest group of assets that generates cash flows independently (i.e. a cash-generating unit).

If the recoverable amount of an asset or a cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

A reversal of impairment losses is limited to the carrying amount of the asset or cash-generating unit that would have been determined had no impairment loss been recognised in prior years. Reversal of impairment losses is recognised as income immediately.

(j) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

3. 主要會計政策 *(續)*

(k) 外幣換算

以外幣進行之交易按交易日期之滙率換算。於結算日以外幣結算之資產、負債、附屬公司、聯營公司及其他貨幣性資產按當日美元滙率換算。以外幣顯示之業績按年內平均滙率折算為美元。附屬公司及聯營公司之賬目作外幣換算時所產生之滙兑差額作為儲備變動處理。在計算出售以上投資時所產生的收益或損失，已包括以上之滙兑差額。其他換算損益則認列於綜合損益表內。

(l) 借貸成本

收購、建造或生產合資格資產(即需要一段頗長時間始能達至其擬定用途或出售之資產)之直接應佔借貸成本，在扣除特定借貸之暫時性投資收益後，均作資本化並作為此等資產成本之一部份。當此等資產大體上可作其擬定用途或出售時，該等借貸成本將會停止資本化。所有其他借貸成本均列為發生期間之費用。

3. Principal Accounting Policies *(Continued)*

(k) Foreign currencies

Transactions in foreign currencies are translated at the rates of exchange ruling at the transaction dates. Assets and liabilities of subsidiaries, associates and all other monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated into United States dollars at rates of exchange ruling at that date. Results expressed in foreign currencies are translated into United States dollars using the average rate of exchange of the year. Exchange differences arising from the translation of the financial statements of subsidiaries and associates are dealt with as a movement in exchange reserve. On disposal of these investments, such exchange differences are recognised in the consolidated income statement as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated income statement.

(l) Capitalisation of borrowing costs

Borrowing costs incurred, net of any investment income on the temporary investment of the specific borrowings, that are directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. All other borrowing costs are recognised as an expense in the period in which they are incurred.

3. 主要會計政策 *(續)*

(m) 稅項

稅項支出乃根據本年度業績就免課稅或不可扣減項目作調整並按於結算日已制定或實際會制定之稅率作出計算。

遞延稅項乃採用負債法，就資產與負債之稅項計算準則與其於賬目之賬面值兩者不同引致之短暫時差作出全數撥備。當資產被變現或負債被清還時，遞延稅項負債及資產以該期間預期之適用稅率衡量，根據與結算日已制定或實際會制定之稅率及稅率及稅務法例計算。

遞延稅項資產乃根據有可能獲得之未來應課稅溢利與短暫時差可互相抵銷之程度而予以確認。

遞延稅項乃就投資於附屬公司及聯營公司產生之短暫時差而撥備，惟假若可以控制短暫時差之撥回時間，並有可能於可預見未來不會撥回者除外。

(n) 投資證券

有計劃長期持有之投資證券以成本值入賬，並於每年之結算日作減值虧損評估以反映任何非暫時性減值。減值撥備之數額列為減值期間之費用。

其他投資為不被列作投資證券之投資，於資產負債表內按公平價值入賬。其他投資持有之未實現溢利及虧損認列於綜合收益表內。

出售投資證券及其他投資之溢利或虧損之計算為出售所得款項淨額與有關投資之賬面值之差額，並計入出售期間之賬目內。

3. Principal Accounting Policies *(Continued)*

(m) Taxation

The charge for current income tax is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The deferred tax liabilities or assets are measured at the tax rates that are expected to apply to the period when the asset is realised or liability is settled, based on the tax rates and the tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investment in subsidiaries and associates except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(n) Investments in securities

Investment securities held on a continuing basis for identified long-term purpose are stated at cost and subject to impairment review at each reporting date to reflect any diminution in value which is expected to be other than temporary. The amount of provisions is recognised as an expense in the period in which the decline occurs.

Securities not classified as investment securities are classified as other investments, which are stated at fair value in the balance sheet. The unrealised holding gains and losses for other investments are included in the income statement.

The gain or loss on disposal of investment securities and other investments is accounted for in the period in which the disposal occurs as the difference between net sales proceeds and the carrying amount of the securities.

3. 主要會計政策（續）

(o) 營運租賃

資產之絕大部份回報及風險由出租公司保留之租賃，皆作為營運租賃入賬。營運租賃之租金收支在租賃期內以直線法確認為收入與開支。營運租賃協議所涉及的激勵措施均在綜合收益表中確認為租賃淨付款總額的組成部份。或有租金則於發生之會計期間以費用入賬。

(p) 現金等值物

就現金流量表而言，現金等值物是指短期和流通率極高的投資，此等投資可隨時轉換為既定金額的現金。其價值變動風險有限。

(q) 有關連人士

倘一方有能力直接或間接地控制另一方，或對另一方之財務及業務決策上有重大影響力，則該等人士被視為有關連人士。倘雙方均受到同一控制或同一重大影響，則亦視為有關連人士。

(r) 分部報告

根據本集團的內部賬目，本集團選擇以業務分部作為主要報告形式，而地域分部則以次要報告形式呈報。

各分部的資產包含主要的物業、機器及設備、存貨、應收賬款及營運現金。各分部的負債包含營運負債。資本開支包含增加的物業、機器及設備和在建工程。

未分配負債主要指企業負債。

3. Principal Accounting Policies *(Continued)*

(o) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable and receivable under operating leases are recognised as an expense and revenue on the straight-line basis over the lease terms. Lease incentives received are recognised in the income statement as an integral part of the net consideration agreed for the use of the leased asset. Contingent rentals are recognised as expenses in the accounting period in which they are incurred.

(p) Cash equivalents

For the purpose of cash flow statement, cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

(q) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(r) Segment reporting

In accordance with the Group's internal financial reporting the Group has chosen business segments as the primary reporting format and geographical segments as the secondary reporting format.

Segment assets primarily consist of property, plant and equipment, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities. Capital expenditure comprises additions to property, plant and equipment and construction in progress.

Unallocated liabilities comprise mainly of corporate liabilities.

3. 主要會計政策 *(續)*

(s) 員工福利

界定供款計劃

界定退休供款計劃的供款責任於產生時在綜合收益表中確認為開支，並扣除僱員於未完成供款計劃而離職所發生的供款部份。該計劃的資產與本集團的資產分開並由獨立管理基金持有。

界定福利計劃

經考慮獨立精算師以精算方式的預計單位成本法所作出的供款建議，僱主及僱員共同作出界定福利計劃的供款。本集團之界定福利計劃的責任為就各項計劃獨立估計僱員於本年度及過往年度提供服務所賺取的未來利益金額，該利益乃折現至其現值，再減去有關計劃資產的公允價值。

精算溢虧超出界定福利責任之現值與計劃資產之公平值兩者中較高者之百分之十的部份，需按僱員的預計平均尚餘服務年期攤銷。倘利益即時歸屬予僱員，過往服務成本則即時確認；否則過往服務成本按平均期間以直線法攤銷，直至僱員享有該等利為止。

3. Principal Accounting Policies *(Continued)*

(s) Employee benefits

Defined contribution plans

The obligations for contributions to defined contribution retirement scheme are recognised as an expense in the income statement as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the scheme are held separately from those of the Group in an independently administered fund.

Defined benefit plans

The defined benefit plans are generally funded by payments from employees and the Group taking into account of the recommendations of the independent qualified actuaries using the projected unit credit method. The Group's obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services in the current and prior periods, which is discounted to the present value and reduced by the fair value of any plan assets.

Actuarial gains and losses which exceed 10% of the greater of the present value of the Group's defined obligations and the fair value of plan assets, are amortised over the expected average remaining working lives of the participating employees. Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

3. 主要會計政策 *(續)*

(s) 員工福利 *(續)*

於資產負債表中確認的退休福利義務，相當於界定利益責任的現有價值(經未確認精算盈虧及未確認過去服務成本所調整，並減去計劃資產的公平價值)。因這項計算所產生的任何資產，其金額限於累計未確認精算虧損淨額和過去服務成本，加上可從該計劃獲得的退款並減去計劃的未來供款金額的現有價值的總額。

(t) 政府補助

政府補助乃鼓勵本集團在各有關開發區經營及發展業務而從中國有關部門收取之津貼。政府補助是在可合理地確定將取得該資助並將可符合所有附帶條件時入賬。

當該資助與資產有關時，公平價值乃記錄於遞延收入中，並以相等金額於每年分期按有關資產的預計使用年期於綜合收益表中確認為收入。與資產無關的資助乃確認為綜合收益表中的其他收入，以有系統地與有關成本配合。

3. Principal Accounting Policies *(Continued)*

(s) Employee benefits *(continued)*

The amount recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised actuarial gains and losses and unrecognised past service cost, and reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to the net total of any cumulative unrecongised net actuarial losses and past service costs, plus the present value of any future refunds from the plan or reductions in future contributions to the plan.

(t) Government grants

Government grants represent incentive grants from the relevant PRC authorities in respect of the running of business by the Group in certain development zones and to encourage the furtherance of such business. Government grants are recognised at their fair values when there is reasonable assurance that the grants will be received and all attached conditions will be complied with.

Where the grant relates to an asset, the fair value is credited to a deferred income and is released to the consolidated income statement over the expected useful life of the relevant asset by equal annual instalments. Government grants other than those related to assets are recognised as other income in the consolidated income statement to match the related costs on a systematic basis.

4. 營業額及收益

4. Turnover and Revenue

本公司之主要業務為投資控股。附屬公司之主要業務載於附註32。

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are set out in note 32 to the financial statements.

本集團之營業額指向客戶售貨之發票值，扣除退貨，折扣及增值稅。

The Group's turnover represents sale of goods at invoiced value to customers, net of returns, discounts and Value Added Tax.

已確認之營業額及收益分類列示如下：

Turnover and revenue recognised by category are as follows:

		2004 千美元 US$'000	2003 千美元 US$'000
營業額	**Turnover**		
出售貨品	Sale of goods	**1,466,889**	1,260,691
其他收益	**Other revenue**		
利息收入	Interest income	**1,908**	1,597
總收益	**Total revenue**	**1,468,797**	1,262,288

5. 其他淨收入

5. Other Net Income

其他淨收入包括年內出售附屬公司部份權益之收益為272,955,000美元。年內，本集團以359,891,000美元代價出讓49.99%飲品事業股權予由朝日啤酒株式會社及伊藤忠商事株式會社(「伊藤忠」)合組的AI Beverage Holding Co. Ltd.。此外，本集團以9,999,000美元代價出讓49.99%物流事業股權予伊藤忠。

Included in other net income for the year is a gain on disposal of partial interests in subsidiaries amounted to US$272,955,000. During the year, the Group has disposed the 49.99% interest in beverage business to AI Beverage Holding Co. Ltd., a joint venture company of Asahi Breweries, Ltd. and Itochu Corporation ("Itochu"), for US$359,891,000 and the 49.99% interest in logistics business to Itochu for US$9,999,000.

6. 分部資料

本集團由四項主要業務分部組成：

方便麵
飲品
糕餅
本公司及配套事業

本集團主要在中國運作，本集團的銷售及利潤貢獻亦主要來自中國。沒有地域性的分析因本集團以此分析的銷售額少於10%，本集團來自中國以外市場的業績亦少於綜合賬業績的10%。

部份分部資料之比較資料已重列及重分類以配合本年度之呈報方式。董事認為該重分類使本集團之業務分部更適當地呈報。

6. Segment Information

The Group is organised along four major business segments:

Instant noodles
Beverages
Bakery
Company and other supporting businesses

The Group operates mainly in the PRC. Turnover and contribution to the Group's profit are mainly from the PRC. No geographical analysis is presented as less than 10% of the Group's turnover and less than 10% of the consolidated trading results of the Group are attributable to markets outside the PRC.

Certain comparative figures for segment information have been restated and reclassified to conform with current year's presentation. In the opinion of the Company's directors, such reclassifications provide a more appropriate presentation of the Group's business segment.

6. 分部資料 *(續)* 6. Segment Information *(Continued)*

業務分部分析 Business segment analysis

		方便麵 Instant noodles 2004 千美元 US$'000	飲品 Beverages 2004 千美元 US$'000	糕餅 Bakery 2004 千美元 US$'000	其他 Others 2004 千美元 US$'000	內部沖銷 Inter-segment elimination 2004 千美元 US$'000	綜合 Group 2004 千美元 US$'000
營業額	**Turnover**						
外來客戶收入	Revenue from external customers	849,932	479,398	83,833	53,726	—	1,466,889
分部間之收入	Inter-segment revenue	23	740	252	56,430	(57,445)	—
分部營業額	Segment turnover	849,955	480,138	84,085	110,156	(57,445)	1,466,889
分部業績	**Segment results**	30,715	18,015	(15,485)	11,846	(6,081)	39,010
出售附屬公司部份權益之收益	Gain on disposal of partial interests in subsidiaries						272,955
財務費用	Finance costs						(14,878)
應佔聯營公司虧損	Share of losses of associates	—	—	—	(698)		(698)
除税前溢利	**Profit before taxation**						296,389
税項	Taxation						(8,576)
除税後一般業務溢利	**Profit from ordinary activities after taxation**						287,813
少數股東權益	Minority interests						(1,384)
股東應佔溢利	**Net profit attributable to shareholders**						286,429
資產	**Assets**						
分部資產	Segment assets	660,123	472,531	89,750	895,530	(775,096)	1,342,838
聯營公司權益	Interest in associates	—	—	—	53,154		53,154
未分配資產	Unallocated assets						6,197
資產總值	Total assets						1,402,189
負債	**Liabilities**						
分部負債	Segment liabilities	248,386	298,686	46,403	126,669	(320,276)	399,868
未分配負債	Unallocated liabilities						116,915
負債總額	Total liabilities						516,783
其他資料	**Other information**						
年內資本開支	Capital expenditure	69,784	53,567	2,484	10,090		135,925
折舊	Depreciation	41,443	32,199	10,454	5,490		89,586
物業、機器及設備減值虧損	Impairment loss on property, plant and equipment	—	—	10,000	—		10,000

6. 分部資料 *(續)* 6. Segment Information *(Continued)*

業務分部分析 *(續)* Business segment analysis

		方便麵 Instant noodles 2003 千美元 US$'000	飲品 Beverages 2003 千美元 US$'000	糕餅 Bakery 2003 千美元 US$'000	其他 Others 2003 千美元 US$'000	內部沖銷 Inter-segment elimination 2003 千美元 US$'000	綜合 Group 2003 千美元 US$'000
營業額	**Turnover**						
外來客戶收入	Revenue from external customers	783,441	363,753	72,573	40,924	—	1,260,691
分部間之收入	Inter-segment revenue	93	—	307	51,295	(51,695)	—
分部營業額	Segment turnover	783,534	363,753	72,880	92,219	(51,695)	1,260,691
分部業績	**Segment results**	56,328	10,587	(6,281)	2,683	(2,894)	60,423
財務費用	Finance costs						(20,757)
應佔聯營公司(虧損)溢利	Share of (losses) profits of associates	(38)	—	—	4,677		4,639
除稅前溢利	**Profit before taxation**						44,305
稅項	Taxation						(7,868)
除稅後一般業務溢利	**Profit from ordinary activities after taxation**						36,437
少數股東權益	Minority interests						(621)
股東應佔溢利	**Net profit attributable to shareholders**						35,816
資產	**Assets**						
分部資產	Segment assets	706,494	460,961	107,075	725,268	(755,315)	1,244,483
聯營公司權益	Interest in associates	—	—	—	39,814		39,814
未分配資產	Unallocated assets						5,830
資產總值	Total assets						1,290,127
負債	**Liabilities**						
分部負債	Segment liabilities	307,665	302,267	48,571	96,559	(254,579)	500,483
未分配負債	Unallocated liabilities						211,523
負債總額	Total liabilities						712,006
其他資料	**Other information**						
年內資本開支	Capital expenditure	94,590	131,562	3,012	4,243		233,407
折舊	Depreciation	38,230	24,386	9,197	4,525		76,338

7. 除稅前溢利 7. Profit before Taxation

		2004 千美元 US$'000	2003 千美元 US$'000
經扣除(加入)下列項目後：	This is stated after charging (crediting):		
財務費用	**Finance costs**		
利息支出：	Interest expenses:		
須於五年內悉數償還之銀行及其他貸款	Bank and other loans wholly repayable within five years	**14,878**	20,757
其他項目	**Other items**		
員工成本：	Staff costs:		
薪資及報酬	Salaries and wages	**101,633**	99,293
退休金成本：	Pension costs:		
界定供款計劃	defined contribution plans	**8,098**	7,386
界定福利計劃	defined benefit plans	**1,149**	743
核數師酬金	Auditors' remuneration	**625**	532
已售存貨成本	Cost of inventories	**1,062,250**	909,365
折舊	Depreciation	**89,586**	76,338
出售物業、機器及設備之虧損	Loss on disposal of property, plant and equipment	**4,891**	483
物業、機器及設備減值虧損	Impairment loss on property, plant and equipment	**10,000**	—
營運租約最低租金付款	Minimum lease payments in respect of operating lease charges for premises	**7,589**	6,080
出售一間聯營公司部份權益之收益	Gain on disposal of parital interest of an associate	**(2,529)**	—
視作出售一間聯營公司之收益	Gain on deemed disposal of an associate	**(2,419)**	—

8. 董事及高階僱員酬金 8. Directors' and Senior Management's Emoluments

酬金是根據香港公司法第161條規定披露如下：

Directors' emoluments disclosed pursuant to section 161 of the Hong Kong Companies Ordinance are as follows:

		2004 千美元 US$'000	2003 千美元 US$'000
執行董事：	Executive directors:		
袍金	Fees	**280**	280
薪金及其他酬金	Salaries and other emoluments	**413**	369
花紅	Discretionary bonuses	**118**	56
獨立非執行董事：	Independent non-executive directors:		
袍金	Fees	**117**	100
其他酬金	Other emoluments	**36**	20
		964	825

董事酬金之組別如下：

The emoluments were paid to the directors as follows:

酬金組別	Emoluments band	董事人數 Number of directors 2004	2003
0至129,058美元 (0至1,000,000港元)	Nil to US$129,058 (Nil to HK$1,000,000)	**8**	7
129,059美元至193,586美元 (1,000,001至1,500,000港元)	US$129,059 to US$193,586 (HK$1,000,001 to HK$1,500,000)	**—**	—
193,587美元至258,114美元 (1,500,001至2,000,000港元)	US$193,587 to US$258,114 (HK$1,500,001 to HK$2,000,000)	**—**	—
258,115美元至322,643美元 (2,000,001港元至2,500,000港元)	US$258,115 to US$322,643 (HK$2,000,001 to HK$2,500,000)	**—**	—
322,644美元至387,173美元 (2,500,001港元至3,000,000港元)	US$322,644 to US$387,173 (HK$2,500,001 to HK$3,000,000)	**—**	1
387,174美元至451,729美元 (3,000,001港元至3,500,000港元)	US$387,174 to US$451,729 (HK$3,000,001 to HK$3,500,000)	**1**	—
年內董事總人數	Total number of directors during the year	**9**	8

8. 董事及高階僱員酬金(續)

於二零零四年及二零零三年十二月三十一日止年度並無董事放棄領取酬金。

本集團五位最高薪人士包括一位(二零零三年:一位)董事,其酬金詳情載於上文。其餘四位(二零零三年:四位)人士之酬金詳情如下:

8. Directors' and Senior Management's Emoluments *(Continued)*

No directors have waived emoluments in respect of the years ended 31 December 2004 and 2003.

The five individuals whose emoluments were the highest in the Group for the year include one director (2003: one) whose emoluments are reflected in the analysis presented above. Details of the emoluments of the remaining four individuals (2003: four) are as follows:

		2004 **千美元** ***US$'000***	2003 千美元 *US$'000*
薪金及其他酬金	Salaries and other emoluments	**623**	533
花紅	Discretionary bonuses	**242**	150
		865	683

僱員酬金之組別如下:

The emoluments were paid to individuals as follows:

酬金組別	**Emoluments band**	**僱員人數 Number of individuals**	
		2004	2003
0至129,058美元 (0至1,000,000港元)	Nil to US$129,058 (Nil to HK$1,000,000)	**—**	—
129,059美元至193,586美元 (1,000,001港元至1,500,000港元)	US$129,059 to US$193,586 (HK$1,000,001 to HK$1,500,000)	**—**	4
193,587美元至258,114美元 (1,500,001港元至2,000,000港元)	US$193,587 to US$258,114 (HK$1,500,001 to HK$2,000,000)	**4**	—
		4	4

賬目附註 Notes to the Financial Statements

9. 稅項 9. Taxation

		2004 千美元 US$'000	2003 千美元 US$'000
本年度稅項	**Current tax**		
中國所得稅	PRC income tax	**8,601**	7,864
遞延稅項	**Deferred taxation**		
產生及轉回之暫時差異	Origination and reversal of temporary differences	**(25)**	4
		8,576	7,868

開曼群島並不對本集團之收入徵收任何稅項。

The Cayman Islands levies no tax on the income of the Group.

由於本集團年內在香港並無應課稅溢利，因此並無作出香港利得稅撥備。

No provision for Hong Kong Profits Tax has been made as there was no assessable profit in Hong Kong for the year.

中國附屬公司均須受到適用於中國外資企業的稅法所規限，由首個獲利年度開始，於抵銷結轉自往年度的所有未到期稅項虧損後，可於首兩年獲全面豁免繳交中國企業所得稅15%，及在其後三年獲稅率減半優惠。

Subsidiaries in the PRC are subject to tax laws applicable to foreign investment enterprises in the PRC and are fully exempt from PRC enterprise income tax of 15% for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years.

9. 稅項 (續) / 9. Taxation (Continued)

本集團之稅項(按附屬公司經營所在地方的司法區稅率計算)與稅前溢利之理論稅項之差別為：

The taxation on the Group's profit before taxation differs from theoretical amount that would arise using the tax rates prevailing in the countries in which the subsidiaries operate as follows:

		2004 千美元 US$'000	2003 千美元 US$'000
稅前一般業務溢利	Profit from ordinary activities before taxation	**296,389**	44,305
所得稅按適合稅率15%計算(二零零三年：15%)	Income tax at applicable tax rate of 15% (2003: 15%)	**44,458**	6,646
不可扣稅開支	Non-deductible expenses	**6,909**	5,792
無需課稅收入	Tax exempt revenue	**(45,530)**	(3,547)
未確認稅項虧損	Unrecognised tax losses	**4,856**	5,199
扣除過往並未確認稅項虧損	Utilisation of previously unrecognised tax losses	**(1,667)**	(1,059)
稅務寬減期	Tax holiday	**(2,687)**	(4,899)
以前年度少計撥備	Under provision in prior years	**1,662**	144
其他	Others	**575**	(408)
本年度稅項	Tax expenses for the year	**8,576**	7,868

10. 股東應佔溢利

10. Net Profit Attributable to Shareholders

股東應佔綜合溢利包括已於本公司賬目處理之溢利273,161,000美元（二零零三年：虧損22,933,000美元），此項溢利已於本公司之賬目內作出處理。

The consolidated net profit attributable to shareholders includes a profit of US$273,161,000 (2003: loss of US$22,933,000) which has been dealt with in the financial statements of the Company.

上述金額與本公司年內溢利之調節如下：

Reconciliation of the above amount to the Company's profit for the year:

		2004 千美元 US$'000	2003 千美元 US$'000
已於本公司賬目內處理的股東應佔綜合溢利（虧損）	Amount of consolidated net profit (loss) attributable to shareholders dealt with in the Company's financial statements	**273,161**	(22,933)
上一財政年度溢利之應佔附屬公司末期股息，並已於年內獲批准及派發	Dividends from subsidiaries and associates attributable to the profits of the previous financial years, approved and paid during the year	**38,530**	75,503
本公司於本年度之溢利（附註27(b)）	Company's profit for the year (note 27(b))	**311,691**	52,570

11. 股息

11. Dividends

(a) 本年度應得之股息：

(a) Dividend attributable to the year:

		2004 千美元 US$'000	2003 千美元 US$'000
結算日後擬派之末期股息每股1.14美仙（二零零三年：每股1.13美仙）	Final dividend proposed after the balance sheet date of US1.14 cents (2003: US1.13 cents) per share	**63,712**	63,152

11. 股息 (續)

11. Dividends (Continued)

(b) 去年批准及於本年內派發之股息：

(b) Dividend attributable to previous financial year, approved and paid during the year:

		2004 千美元 US$'000	2003 千美元 US$'000
去年批准及於本年內派發之二零零三年度末期股息為每股1.13美仙（二零零二年：每股0.93美仙）	Final dividend in respect of 2003 of US1.13 cents (2002: US0.93 cents) per share	**63,152**	51,975

於二零零五年四月二十六日的會議，董事建議派發末期股息每股1.14美仙，此建議股息於資產負債表中不視為應付股息，但將被視為分配截至二零零五年十二月三十一日止年度之保留盈餘。

At a meeting held on 26 April 2005, the directors recommended the payment of a final dividend of US1.14 cents per ordinary share for the year ended 31 December 2004. This proposed dividend is not reflected as a dividend payable in the balance sheet, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2005.

12. 每股溢利

12. Earnings per Share

每股溢利乃根據本年度股東應佔溢利286,429,000美元（二零零三年：35,816,000美元）及本年度已發行普通股之加權平均股數5,588,705,360（二零零三年：5,588,705,360）計算。

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the year of US$286,429,000 (2003: US$35,816,000) and on the weighted average of 5,588,705,360 (2003: 5,588,705,360) ordinary shares in issue during the year.

由於本公司可換股債券之換股價高於本公司股份之市價，因此並無呈列該兩年度之每股攤薄溢利。

No diluted earnings per share is presented as the conversion price of the Company's convertible bonds were higher than the market price of the Company's shares in both periods.

13.物業、機器及設備 13. Property, Plant and Equipment

本集團 Group

		位於中國之樓宇及中期土地使用權 Buildings and medium term land use rights in the PRC 千美元 US$'000	機器及設備 Machinery and equipment 千美元 US$'000	電器及設備 Electrical appliances and equipment 千美元 US$'000	雜項設備 Miscellaneous equipment 千美元 US$'000	在建工程 Construction in progress 千美元 US$'000	合計 Total 千美元 US$'000
原值	**Cost**						
於年初	At beginning of year	386,567	888,251	17,826	29,089	13,416	1,335,149
添置	Additions	8,081	38,331	1,971	5,420	82,122	135,925
落成後轉撥	Transfer upon completion	8,324	59,634	73	564	(68,595)	—
出售	Disposals	(1,107)	(26,555)	(745)	(1,315)	(951)	(30,673)
於結算日	**At balance sheet date**	**401,865**	**959,661**	**19,125**	**33,758**	**25,992**	**1,440,401**
累計折舊	**Accumulated depreciation**						
於年初	At beginning of year	79,003	324,082	9,884	12,430	—	425,399
年內折舊	Charge for the year	13,593	68,616	2,000	5,377	—	89,586
減值虧損	Impairment loss	—	10,000	—	—	—	10,000
出售時撇銷	Eliminated on disposals	(308)	(15,223)	(622)	(976)	—	(17,129)
於結算日	**At balance sheet date**	**92,288**	**387,475**	**11,262**	**16,831**	**—**	**507,856**
賬面淨值	**Net book value**						
於結算日	**At balance sheet date**	**309,577**	**572,186**	**7,863**	**16,927**	**25,992**	**932,545**
於年初	At beginning of year	307,564	564,169	7,942	16,659	13,416	909,750

於二零零四年十二月三十一日賬面淨值合共2,052,000美元(二零零三年:66,487,000美元)之物業、機器及設備已予抵押,作為本集團借貸之抵押品。

Property, plant and equipment with aggregate net book value of US$2,052,000 (2003: US$66,487,000) at 31 December 2004 were pledged as securities for the Group's credit facilities.

年內,本集團確認之減值支出為10,000,000美元(二零零三年:無),並已包括在綜合收益表之其他經營費用內。此減值支出主要與因市場情況不利及發生突然的市場變化而導致若干米餅線的機器及設備減值有關。可收回金額是根據售價淨值制訂。

During the year, the Group recognised impairment charges totalling US$10,000,000 (2003: Nil) in the line item "other operating expenses" in the consolidated income statement. These impairments primarily related to the write-downs of certain manufacturing plants and machineries for production of Rice Crackers due to the unfavourable market condition and abrupt market shifts occur. The recoverable amount was based on the net selling price.

13.物業、機器及設備（續） 13. Property, Plant and Equipment (Continued)

本公司 Company

		機器及設備 Machinery and equipment 千美元 US$'000	雜項設備 Miscellaneous equipment 千美元 US$'000	合計 Total 千美元 US$'000
原值	**Cost**			
於年初及結算日	At beginning of year	1,120	40	1,160
添置	Additions	78	7	85
出售	Disposals	(204)	—	(204)
於結算日	**At balance sheet date**	**994**	**47**	**1,041**
累計折舊	**Accumulated depreciation**			
於年初	At beginning of year	129	13	142
年內折舊	Charge for the year	142	6	148
出售時撇銷	Eliminated on disposals	(30)	—	(30)
於結算日	**At balance sheet date**	**241**	**19**	**260**
賬面淨值	**Net book value**			
於結算日	**At balance sheet date**	**753**	**28**	**781**
於年初	At beginning of year	991	27	1,018

14.附屬公司權益 14. Interest in Subsidiaries

		本公司 Company 2004 千美元 US$'000	2003 千美元 US$'000
非上市股份，按原值	Unlisted shares, at cost	**445,448**	497,748
減值虧損	Impairment loss	**(2,000)**	(2,000)
		443,448	495,748
應收附屬公司款項	Due from subsidiaries	**438,215**	124,437
應付附屬公司款項	Due to subsidiaries	**(63,564)**	(48,013)
		818,099	572,172

14. 附屬公司權益 *(續)*

14. Interest in Subsidiaries *(Continued)*

應收(應付)附屬公司款項均是無抵押，免息及沒有固定還款期。

The amounts due from (to) subsidiaries are unsecured, interest-free and have no fixed repayment terms.

董事認為能重大影響本年度業績或構成本集團資產淨值之重要部份的主要附屬公司已詳載於賬目附註32；此外，列出其他附屬公司之詳情將會使資料過於冗長。

Particulars of the Company's principal subsidiaries, which in the opinion of the directors principally affect the results for the year or formed a substantial portion of the net assets, are set out in note 32 to the financial statements. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

15. 聯營公司權益

15. Interest in Associates

		本集團 Group		本公司 Company	
		2004 千美元 US$'000	2003 千美元 US$'000	**2004 千美元 US$'000**	2003 千美元 US$'000
上市股份，按原值	Listed shares, at cost	**—**	—	**15,969**	18,947
非上市股份，按原值	Unlisted shares, at cost	**—**	—	**26,373**	26,373
應佔資產淨值	Share of net assets	**55,638**	55,954	**—**	—
		55,638	55,954	**42,342**	45,320
減值虧損	Impairment loss	**—**	—	**(2,486)**	(2,486)
		55,638	55,954	**39,856**	42,834
應收聯營公司款項	Due from associates	**32,367**	16,349	**15,028**	14,224
應付聯營公司款項	Due to associates	**(34,851)**	(32,489)	**—**	—
		53,154	39,814	**54,884**	57,058
於結算日上市股份之市值	Market value of listed shares at balance sheet date	**34,962**	28,582	**24,077**	20,638

應收(應付)聯營公司款項均是無抵押，免息及沒有固定還款期(二零零三年：其中一間聯營公司利息為未償還本金按年息8%計算，其餘欠款為不計利息)。

The amounts due from (to) associates are unsecured, interest-free (2003: interest charged at 8% of principal outstanding per annum in one of the associates) and have no fixed repayment terms.

15. 聯營公司權益 *(續)*

15. Interest in Associates *(Continued)*

董事認為能重大影響本年度業績或構成本集團資產淨值之重要部份的主要聯營公司如下：

Particulars of the Group's principal associates at the balance sheet date, which in the opinion of the directors principally affect the results for the year or formed a substantial portion of the net assets, are as follows:

名稱 **Name**	註冊成立／營業地點 **Place of incorporation/ operation**	發行股份／註冊資本類別 **Particulars of class of issued shares/ registered capital**	應佔股權比例 **Proportion of ownership interest**	主要業務 **Principal activity**
味全食品工業股份有限公司(「味全」)	台灣	506,062,900普通股每股新台幣10元	17.82%	製造及銷售食品及飲料
Wei Chuan Foods Corporation Limited ("Wei Chuan")*	Taiwan	506,062,900 ordinary shares of NT$10 each	17.82%	Manufacture and sale of food and beverages
頂正(開曼島)控股有限公司	開曼群島／中國	34,000,000普通股每股1美元	40.80%	製造及銷售包裝飲料
Tingzheng (Cayman Islands) Holding Corp.	Cayman Islands/ PRC	34,000,000 ordinary shares of US$1 each	40.80%	Manufacture and sale of packaging materials
頂好(開曼島)控股有限公司	開曼群島／中國	31,000,000普通股每股1美元	40.32%	製造及銷售糧油
Tinghao (Cayman Islands) Holding Corp.*	Cayman Islands/ PRC	31,000,000 ordinary shares of US$1 each	40.32%	Manufacture and sale of edible oil

除味全於香港境外上市外，所有聯營公司皆為未上市之公司。

All the associates are unlisted corporate entity, except for Wei Chuan, a company listed outside Hong Kong.

* 該聯營公司並非由摩斯倫•馬賽會計師事務所審核。

* These associates are not audited by Moores Rowland Mazars.

16. 合營企業權益

16. Interest in a Joint Venture

年內，本集團購入河北三太子實業集團有限公司(「三太子集團」)之50%股權。三太子集團主要在中國境內生產及銷售方便麵及調味品。由於三太子集團之收購後業績並不重大，所以本集團沒有將該業績以權益法反映在賬目內。

During the year, the Group acquired a 50% equity interest in Third Prince (Santazi) Company Limited Hebei ("The Third Prince Group") which is engaged in the manufacture and sales of instant noodles and seasoning flavours in the PRC. The Group has not equity accounted for the results of The Third Prince Group in view of the immaterial amount of post-acquisition results involved.

17. 其他非流動投資 17. Other Non-Current Financial Assets

		本集團 Group		本公司 Company	
		2004 千美元 US$'000	2003 千美元 US$'000	**2004 千美元 US$'000**	2003 千美元 US$'000
投資證券	**Investment securities**				
非上市證券投資，按原值	Unlisted equity investment, at cost	**33,167**	2,619	**2,505**	2,014

18. 流動投資 18. Current Financial Assets

		本集團 Group		本公司 Company	
		2004 千美元 US$'000	2003 千美元 US$'000	**2004 千美元 US$'000**	2003 千美元 US$'000
其他投資	**Other investments**				
按公平值：	At fair value:				
非上市證券投資	Equity investments, unlisted	**16,411**	1,060	**5,108**	626
於香港上市證券投資	Equity investments listed in Hong Kong	**55**	82	**55**	82
		16,466	1,142	**5,163**	708
於結算日上市證券投資之市值	Market value of listed equity investments at balance sheet date	**55**	82	**55**	82

19. 存貨 19. Inventories

		本集團 Group		本公司 Company	
		2004 千美元 US$'000	2003 千美元 US$'000	**2004 千美元 US$'000**	2003 千美元 US$'000
原材料	Raw materials	**64,798**	56,503	**87**	371
在製品	Work in progress	**4,549**	7,957	**4**	—
製成品	Finished goods	**27,243**	35,231	**26**	11
		96,590	99,691	**117**	382

20. 應收賬款

本集團之銷售大部份為貨到收現，餘下的銷售之信貸期為30至90天。有關應收賬款之賬齡分析列示如下：

20. Trade Receivables

The majority of the Group's sales is cash-on-delivery. The remaining balances of sales are at credit terms ranging from 30 to 90 days. The ageing analysis of the trade receivables as at the balance sheet date is as follows:

		本集團 Group		本公司 Company	
		2004 千美元 US$'000	2003 千美元 US$'000	**2004 千美元 US$'000**	2003 千美元 US$'000
0 - 90天	0 - 90 days	**60,717**	54,076	**4**	1
90天以上	Over 90 days	**10,782**	8,039	**—**	—
		71,499	62,115	**4**	1

21. 抵押銀行存款

年內1,394,000美元（二零零三年：1,793,000美元）銀行存款已予抵押，作為提供本集團於中國境內之附屬公司銀行授信之抵押品。

21. Pledged Bank Deposits

Bank deposits of US$1,394,000 (2003: US$1,793,000) have been pledged as security for general banking facilities granted to the subsidiaries in the PRC.

22. 應付賬款

應付賬款之賬齡分析列示如下：

22. Trade Payables

The ageing analysis of trade payables as at the balance sheet date is as follows:

		本集團 Group		本公司 Company	
		2004 千美元 US$'000	2003 千美元 US$'000	**2004 千美元 US$'000**	2003 千美元 US$'000
0 - 90天	0 - 90 days	**173,107**	148,436	**4,318**	5,645
90天以上	Over 90 days	**15,291**	19,704	**463**	715
		188,398	168,140	**4,781**	6,360

23.有息借貸 23. Interest-Bearing Borrowings

		本集團 Group		本公司 Company	
		2004 千美元 US$'000	2003 千美元 US$'000	**2004 千美元 US$'000**	2003 千美元 US$'000
須於五年內悉數償還之銀行貸款：	Bank loans wholly repayable within five years:				
有抵押	Secured	**1,208**	21,866	**—**	—
無抵押	Unsecured	**108,979**	322,904	**1,000**	4,000
可換股債券	Convertible bonds	**90,000**	90,000	**90,000**	90,000
		200,187	434,770	**91,000**	94,000
長期負債之即期部份	Portion classified as current liabilities	**(186,606)**	(164,974)	**(90,000)**	(4,000)
非即期部份	Non-current portion	**13,581**	269,796	**1,000**	90,000

有息借貸之到期日如下：

The maturity profile of the interest-bearing borrowings is as follows:

		本集團 Group		本公司 Company	
		2004 千美元 US$'000	2003 千美元 US$'000	**2004 千美元 US$'000**	2003 千美元 US$'000
銀行貸款：	Bank loans:				
一年內	Within one year	**96,606**	164,974	**—**	4,000
第二年	In the second year	**13,581**	134,924	**—**	—
第三年至第五年（包括首尾兩年）	In the third to fifth years, inclusive	**—**	44,872	**1,000**	—
		110,187	344,770	**1,000**	4,000
其他貸款：	Other loans:				
一年內	Within one year	**90,000**	—	**90,000**	—
第二年	In the second year	**—**	90,000	**—**	90,000
		90,000	90,000	**90,000**	90,000
		200,187	434,770	**91,000**	94,000

23.有息借貸(續)

本公司於二零零二年六月按面值發行合共90,000,000美元(於二零零五年六月到期)之可換股債券。債券按年息3.5%計算利息,每半年支付於每年六月四日及十二月四日期末支付利息。債券於盧森堡證券交易所上市。債券附有權利,可按換股價每股2.5875港元(可予調整)由二零零二年七月十四日起至二零零五年五月二十一日止(包括該日在內)隨時兌換為本公司之繳足股份。倘債券於到期日前並未被贖回、回購兼註銷或換股,則將於二零零五年六月四日按本金額之111.036%連同應計之利息贖回。贖回溢價已包含於其他應付款項中,並以恆定基準在債券期內反映於收益表中。

23. Interest-Bearing Borrowings *(Continued)*

The Company issued US$90 million convertible bonds in June 2002 at par which are due for redemption in June 2005. The bonds bear interest at a rate of 3.5% per annum payable semi-annually in arrears on 4 June and 4 December each year. The bonds are listed on the Luxembourg Stock Exchange. The bonds carry a right to convert into fully paid shares of the Company at a conversion price of HK$2.5875 per share (subject to adjustment) at any time from and including 14 July 2002 up to and including 21 May 2005. If the bonds are not previously redeemed, purchased and cancelled or converted, the bonds will be redeemed on 4 June 2005 at 111.036% of their principal amount plus accrued interest. Provision for the premium on redemption has been made in the financial statements and included in other payables so as to provide a constant periodic rate of charge to the income statement over the term of the bonds.

24.員工福利責任

退休計劃

本集團為所有中國僱員參加由中國各地方政府組織的界定供款計劃。據此本集團需每月向此等計劃按僱員薪資額之指定百分比作出供款。本集團除支付上述每月的供款外,不必負責支付員工退休時及其後之福利。

本集團亦為所有台灣僱員提供界定福利計劃。此退休金責任之計算是以僱員服務年期及最後六個月的平均薪資為基礎。此計劃的供款金額是根據獨立精算師美商惠悅企業管理顧問股份有限公司台灣分公司(「惠悅」)之建議而釐訂。最新之精算評估是由惠悅於二零零四年十二月三十一日以預計單位給付成本法進行。

24. Employee Benefit Obligations

Pension schemes

The Group has participated in defined contribution plans organised by the relevant local government authorities in the PRC for all PRC employees whereby the Group was required to make monthly contributions to these plans at certain percentage of the relevant portion of the payroll of these employees to the pension scheme to fund the benefits. The Group has no obligation for the payment of retirement and other post-retirement benefits for the PRC employees other than the monthly contributions described above.

The Group has defined benefit plans for all Taiwan employees. Pension obligation is provided based on the length of service and average monthly salary for the final six months of employment. The contributions made by the Group during the year were calculated based on advice from Messrs. Watson Wyatt, Taiwan Branch ("Watson Wyatt"), independent actuaries and consultants. The latest actuarial valuation was performed by Watson Wyatt as at 31 December 2004 using the projected unit credit method.

24. 員工福利責任 *(續)* 24. Employee Benefit Obligations *(Continued)*

		本集團及本公司 Group and Company	
		2004 千美元 US$'000	2003 千美元 US$'000
非供款責任現值	Present value of unfunded obligations	**4,887**	3,808

		2004 千美元 US$'000	2003 千美元 US$'000
認列於資產負債表中界定福利責任的變動：	Movement in the defined benefit obligations recognised in the balance sheets:		
於年初	At beginning of year	**3,808**	3,065
本年淨開支	Net expense for the year	**1,149**	743
付予計劃的供款	Contributions paid	**(70)**	—
於結算日	**At balance sheet date**	**4,887**	3,808

		本集團 Group	
		2004 千美元 US$'000	2003 千美元 US$'000
於損益表中的已確認開支總額：	Total amount of expense recognised in the consolidated income statement:		
現時服務成本	Current service cost	**1,009**	636
利息成本	Interest cost	**138**	107
淨精算損失確認	Net actuarial losses recognised	**2**	—
淨開支已包括於本年度行政費用	Net expense included in administrative expenses for the year	**1,149**	743

24. 員工福利責任 *(續)* 24. Employee Benefit Obligations *(Continued)*

入賬的主要考慮因素為：

The principal assumptions used for accounting purposes were:

		本集團及本公司 Group and Company	
		2004	2003
		%	%
折現率	Discount rate	**3.25**	3.50
預期薪酬升幅	Expected rate of salary increases	**3.00**	2.00

25. 遞延稅項 25. Deferred Taxation

遞延稅項資產及(負債)之確認

Recognised deferred tax assets (liabilities)

		2004		2003	
		Assets	**Liabilities**	Assets	Liabilities
		千美元	***千美元***	*千美元*	*千美元*
		US$'000	***US$'000***	*US$'000*	*US$'000*
加速稅務折舊	Accelerated depreciation allowance	**—**	**(9,420)**	—	(7,687)
減速稅務折舊	Decelerated depreciation allowance	**3,128**	**—**	3,416	—
減值虧損	Impairment losses	**2,594**	**—**	955	—
準備	Provisions	**1,255**	**—**	1,114	—
稅務虧損	Tax losses	**1,356**	**—**	1,324	—
其他	Others	**4,028**	**(2,920)**	2,512	(1,638)
遞延稅項資產(負債)	Deferred tax assets (liabilities)	**12,361**	**(12,340)**	9,321	(9,325)
遞延稅項資產(負債)沖減	Offset deferred tax assets (liabilities)	**(6,164)**	**6,164**	(3,491)	3,491
淨稅項資產(負債)	**Net tax assets (liabilities)**	**6,197**	**(6,176)**	5,830	(5,834)

25.遞延稅項 *(續)*

本集團並未確認遞延稅項資產源於稅務虧損為65,755,000美元(二零零三年：36,712,000美元)。根據現有稅務條例，如往後無足夠收益作為抵扣，以上稅務虧損將於未來五年陸續過期。

25. Deferred Taxation *(Continued)*

The Group has not recognised deferred tax assets in respect of tax losses of US$65,755,000 (2003: US$36,712,000). The tax losses will expire if they are not utilised to set off against the income in the next five years under the current tax legislation.

26.發行股本

26. Issued Capital

		2004		2003	
		股份數目	***千美元***	*股份數目*	*千美元*
		No. of shares	***US$'000***	*No. of shares*	*US$'000*
法定：	Authorised:				
每股0.005美元之普通股	Ordinary shares of US$0.005 each	**7,000,000,000**	**35,000**	7,000,000,000	35,000
已發行及繳足：	Issued and fully paid:				
每股0.005美元之普通股	Ordinary shares of US$0.005 each	**5,588,705,360**	**27,943**	5,588,705,360	27,943

27. 儲備

27. Reserves

(a) 本集團

(a) Group

		股份贖回儲備 Capital redemption reserve 千美元 US$'000	股份溢價 Share premium 千美元 US$'000	外幣換算儲備 Exchange translation reserve 千美元 US$'000	一般儲備 General reserve 千美元 US$'000	資本儲備 Capital reserve 千美元 US$'000	物業重估儲備 Property revaluation reserve 千美元 US$'000	保留溢利 Retained profits 千美元 US$'000	總額 Total 千美元 US$'000
於二零零三年一月一日	**At 1 January 2003**	36	332,478	468	57,169	308	—	168,952	559,411
滙兑差額	Exchange translation difference	—	—	292	—	—	—	—	292
轉撥往一般儲備	Transfer to general reserve	—	—	—	9,791	—	—	(9,791)	—
二零零三年溢利	Profit for 2003	—	—	—	—	—	—	35,816	35,816
已付二零零二年末期股息	2002 final dividend paid	—	—	—	—	—	—	(51,975)	(51,975)
於二零零三年十二月三十一日	**At 31 December 2003**	**36**	**332,478**	**760**	**66,960**	**308**	**—**	**143,002**	**543,544**
説明：	**Representing:**								
二零零三年擬派末期股息	2003 final dividend proposed								63,152
儲備	Reserves								480,392
									543,544
於二零零四年一月一日	**At 1 January 2004**	36	332,478	760	66,960	308	—	143,002	543,544
滙兑差額	Exchange translation difference	—	—	144	—	—	—	—	144
轉撥往一般儲備	Transfer to general reserve	—	—	—	6,719	—	—	(6,719)	—
應佔聯營公司之儲備變動	Share of reserve movement of an associate	—	—	—	—	—	3,535	—	3,535
二零零四年溢利	Profit for 2004	—	—	—	—	—	—	286,429	286,429
已付二零零三年末期股息	2003 final dividend paid	—	—	—	—	—	—	(63,152)	(63,152)
於二零零四年十二月三十一日	**At 31 December 2004**	**36**	**332,478**	**904**	**73,679**	**308**	**3,535**	**359,560**	**770,500**
説明：	**Representing:**								
二零零四年擬派末期股息	2004 final dividend proposed								63,712
儲備	Reserves								706,788
									770,500

本集團之保留溢利包括本集團聯營公司之累積虧損1,344,000美元（二零零三年：累積溢利4,078,000美元）。

The retained profits of the Group include losses of US$1,344,000 (2003: profits of US$4,078,000) accumulated by associates of the Group.

27. 儲備 *(續)*

附註：

股份溢價

股份溢價賬之應用是根據開曼群島公司法之規定。

外滙換算儲備及資本儲備

外幣換算儲備及資本儲備之設立及處理乃根據本公司有關外幣換算。

股份贖回儲備

股份贖回儲備乃根據開曼群島之公司法有關回購及註銷本公司股份之條款而設立。

一般儲備

根據中國有關規例，中國附屬公司須將一筆不少於其除稅後溢利(按照中國會計規例編製有關中國附屬公司之法定賬目內呈列)10%之款項轉撥往一般儲備。倘一般儲備之總額達有關中國附屬公司註冊股本之50%時，該公司可毋須再作任何轉撥。

物業重估儲備

物業重估儲備在變現前不可被分派予股東。

27. Reserves *(Continued)*

Note:

Share premium

The application of the share premium account is governed by the Companies Law of the Cayman Islands.

Exchange translation reserve and capital reserve

The exchange translation reserve and capital reserve have been set up and are dealt with in accordance with the accounting policies adopted for foreign currency translation.

Capital redemption reserve

Capital redemption reserve has been set up in accordance with the provisions of the Companies Law of the Cayman Islands on repurchases and cancellations of the Company's own shares.

General reserve

In accordance with the relevant PRC regulations, the PRC subsidiaries are required to appropriate to the general reserve an amount not less than 10% of the amount of profit after taxation (as reported in the respective statutory financial statements of the PRC subsidiaries prepared in accordance with PRC accounting regulations). If the accumulated total of the general reserve reaches 50% of the registered capital of the respective PRC subsidiaries, the enterprise will not be required to make any further appropriation.

Property revaluation reserve

The property revaluation reserve is not distributable to shareholders until they are realised.

27. 儲備 *(續)* 27. Reserves *(Continued)*

(b) 本公司 (b) Company

		股份贖回儲備 Capital redemption reserve 千美元 US$'000	股份溢價 Share premium 千美元 US$'000	外幣換算儲備 Exchange translation reserve 千美元 US$'000	保留溢利 Retained profits 千美元 US$'000	總計 Total 千美元 US$'000
於二零零三年一月一日	**At 1 January 2003**	36	332,478	128	169,636	502,278
滙兑差額	Exchange translation difference	—	—	(325)	—	(325)
二零零三年溢利	Profit for 2003	—	—	—	52,570	52,570
已付二零零二年末期股息	2002 final dividend paid	—	—	—	(51,975)	(51,975)
於二零零三年十二月三十一日	**At 31 December 2003**	**36**	**332,478**	**(197)**	**170,231**	**502,548**
說明：	**Representing:**					
二零零三年擬派末期股息	2003 final dividend proposed					63,152
儲備	Reserves					439,396
						502,548
於二零零四年一月一日	**At 1 January 2004**	36	332,478	(197)	170,231	502,548
滙兑差額	Exchange translation difference	—	—	(1,557)	—	(1,557)
二零零四年溢利	Profit for 2004	—	—	—	311,691	311,691
已付二零零三年末期股息	2003 final dividend paid	—	—	—	(63,152)	(63,152)
於二零零四年十二月三十一日	**At 31 December 2004**	**36**	**332,478**	**(1,754)**	**418,770**	**749,530**
說明：	**Representing:**					
二零零四年擬派末期股息	2004 final dividend proposed					63,712
儲備	Reserves					685,818
						749,530

27. 儲備 *(續)*

附註：

股份溢價

股份溢價賬之應用是根據開曼群島公司法之規定。

在符合公司章程規定之情況下，本公司之股份溢價可被分派予股東，惟本公司於分派後須仍有能力償還在日常業務中到期繳付之債務。據此，本公司於二零零四年十二月三十一日之可供分派儲備為749,494,000美元（二零零三年：502,512,000美元）。

27. Reserves *(Continued)*

Note:

Share premium

The application of the share premium account is governed by the Companies Law of the Cayman Islands.

Share premium of the Company is distributable to shareholders subject to the provisions of the Company's Memorandum and Articles of Association and provided that immediately following the distribution the Company is able to pay its debts as they fall due in the ordinary course of business. Accordingly, the Company's distributable reserves as at 31 December 2004 amounted to US$749,494,000 (2003: US$502,512,000).

28. 經營業務所得現金

28. Cash Generated from Operations

		2004 千美元 US$'000	2003 千美元 US$'000
除稅前溢利	Profit before taxation	**296,389**	44,305
利息費用	Interest expenses	**14,878**	20,757
利息收入	Interest income	**(1,908)**	(1,597)
折舊	Depreciation	**89,586**	76,338
出售物業、機器及設備之虧損	Loss on disposal of property, plant and equipment	**4,891**	483
物業、機器及設備減值虧損	Impairment loss of property, plant and equipment	**10,000**	—
出售附屬公司部份權益之收益	Gain on disposal of partial interests in subsidiaries	**(272,955)**	—
應佔聯營公司虧損(溢利)	Share of losses (profits) of associates	**698**	(4,639)
出售一間聯營公司部份權益之收益	Gain on disposal of partial interests in an associate	**(2,529)**	—
視作出售一間聯營公司之收益	Gain on deemed disposal of an associate	**(2,419)**	—
聯營公司淨墊付之(增加)減少	Net advances (to) from associates	**(13,657)**	7,104
流動投資之淨持有虧損	Net holding loss on current financial assets	**26**	201
存貨之減少(增加)	Decrease (Increase) in inventories	**3,101**	(15,719)
應收帳款之增加	Increase in trade receivables	**(9,384)**	(19,199)
預付款項及其他應收款項之減少	Decrease in prepayments and other receivables	**9,163**	22,830
應付帳款之增加	Increase in trade payables	**20,258**	26,550
其他應付款項之(減少)增加	(Decrease) Increase in other payables	**(13,605)**	20,638
客戶預付款項之(減少)增加	(Decrease) Increase in advance payments from customers	**(2,303)**	3,853
其他非流動應付款項之增加	Increase in other non-current payables	**6,195**	—
員工福利責任之增加	Increase in employee benefit obligations	**1,079**	743
經營業務所得現金	**Cash generated from operations**	**137,504**	182,648

29. 或然負債 29. Contingent Liabilities

		本公司 Company	
		2004	2003
		千美元	千美元
		US$'000	*US$'000*
為附屬公司之信貸提供擔保	Guarantees for credit facilities granted to subsidiaries	**53,701**	250,000

30. 承擔 30. Commitments

(a) 資本承擔 (a) Capital commitments

		本集團 Group		本公司 Company	
		2004	2003	**2004**	2003
		千美元	千美元	**千美元**	千美元
		US$'000	*US$'000*	***US$'000***	*US$'000*
已訂約但未撥備	Contracted but not provided for	**61,373**	46,014	**6,060**	35,728

30. 承擔 (續)

30. Commitments (Continued)

(b) 營運租約承擔

於結算日，本集團應付之不可取消營運租約的總額列示如下：

(b) Commitments under operating leases

At the balance sheet date, the Group had total outstanding commitments under non-cancellable operating leases, which are payable as follows:

		2004 千美元 US$'000	2003 千美元 US$'000
一年內	Within one year	**3,551**	2,022
於第二年至第五年屆滿（包括首尾兩年）	In the second to fifth years inclusive	**5,164**	5,359
五年以上	Over five years	**14,398**	25,709
		23,113	33,090

上述經營租約包括向本集團的聯營公司租賃若干物業，為期二十五年。上述租賃承擔，只包括對未來基本租金的有關承擔。由於不可能預先釐定應付額外租金（參考若干消費者指數而進行釐定）的款項，故有關租賃承擔並不包括應付額外租金（如有）的承擔。

The above operating leases include a lease from the Group's associate of certain property for a period of 25 years. The lease commitments above include only the related commitments for future basic rentals and do not include commitments for additional rental payable, if any, by reference to certain consumer index, as it is not possible to determine in advance the amount of such additional rental.

31.與有關連人士之交易 31. Related Party Transactions

除於本賬目其他部份披露以外，以下乃與有關連人士進行之重大交易概要，此等交易乃於本集團之日常業務中進行。

The following is a summary of significant related party transactions, in addition to those disclosed elsewhere in the financial statements, which were carried out in the ordinary course of the Group's business.

		2004 **千美元** **US$'000**	2003 千美元 US$'000
向下列公司出售貨品：	**Sales of goods to:**		
聯營公司	Associates	**30,532**	31,354
向下列公司購買貨品：	**Purchases of goods from:**		
本公司若干董事所控制之公司	Companies under common control by the directors of the Company	**12,627**	6,174
本公司董事擁有之公司	A company in which a director has beneficial interest	**14,073**	13,061
聯營公司	Associates	**126,676**	109,158
向下列公司支付勞務費用：	**Processing charges by:**		
聯營公司	An associate	**1,739**	8,429

以上之交易乃本集團與相關有關連人士按成本值另加利潤的原則經相方協定之基礎下釐定。

The above transactions were carried out on terms mutually agreed between the Group and the respective related parties and principally on cost plus basis.

32. 主要附屬公司

32. PRINCIPAL SUBSIDIARIES

主要附屬公司表列如下：

Details of the principal subsidiaries are as follows:

Name	註冊成立／營業地點 Place of incorporation / operation	註冊資本／已發行股本 Registered capital / issued share capital	應佔股權比例 Proportion of ownership interest	主要業務 Principal activity
天津頂益國際食品有限公司 Tianjin Tingyi International Food Co., Ltd.	中國 PRC	US$66,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
廣州頂益食品有限公司 Guangzhou Tingyi Food Co., Ltd.	中國 PRC	US$31,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
杭州頂益食品有限公司 Hangzhou Tingyi Food Co., Ltd.	中國 PRC	US$39,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
康師傅(杭州)方便食品有限公司 Master Kong (Hangzhou) Convenient Food Co., Ltd.	中國 PRC	US$6,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
重慶頂益食品有限公司 Chongqing Tingyi Food Co., Ltd.#	中國 PRC	US$22,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
瀋陽頂益食品有限公司（前稱「瀋陽頂益國際食品有限公司」） Shenyang Tingyi Food Co., Ltd. (Formerly "Shenyang Tingyi International Food Co., Ltd.")	中國 PRC	US$17,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
武漢頂益食品有限公司 Wuhan Tingyi Food Co., Ltd.#	中國 PRC	US$17,800,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
西安頂益食品有限公司 Xian Tingyi Food Co., Ltd.#	中國 PRC	US$17,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles

32. 主要附屬公司 *(續)* 32. Principal Subsidiaries *(Continued)*

Name	註冊成立／營業地點 Place of incorporation / operation	註冊資本／已發行股本 Registered capital / issued share capital	應佔股權比例 Proportion of ownership interest	主要業務 Principal activity
青島頂益食品有限公司 Qingdao Tingyi Food Co., Ltd.#	中國 PRC	US$5,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
哈爾濱頂益食品有限公司 Harbin Tingyi Food Co., Ltd.#	中國 PRC	US$11,200,000/ US$6,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
福建頂益食品有限公司 Fujian Tingyi Food Co., Ltd.#	中國 PRC	US$4,500,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
新疆頂益食品有限公司*	中國 PRC	US$3,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
台灣康師傅食品股份有限公司	台灣 Taiwan	50,000,000普通股每股NT$10 50,000,000 ordinary shares of NT$10 each/ NT$500,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
昆明頂益食品有限公司 Master Kong (Kunming) Convenient Food Co., Ltd. *	中國 PRC	US$3,000,000	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
康師傅(瀋陽)方便食品有限公司*	中國 PRC	US$6,000,000/ US$1,208,000	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
天津頂園食品有限公司 Tianjin Tingyuan Food Co., Ltd.	中國 PRC	US$37,000,000/ US$30,940,000	100%	製造及銷售糕餅產品 Manufacture and sale of bakery products

32. 主要附屬公司 *(續)* 32. Principal Subsidiaries *(Continued)*

Name	註冊成立／營業地點 Place of incorporation / operation	註冊資本／已發行股本 Registered capital / issued share capital	應佔股權比例 Proportion of ownership interest	主要業務 Principal activity
廣州頂園食品有限公司 Guangzhou Tingyuan Food Co., Ltd.	中國 PRC	US$22,000,000	100%	製造及銷售糕餅產品 Manufacture and sale of bakery products
杭州頂園食品有限公司 Hangzhou Tingyuan Food Co., Ltd.	中國 PRC	US$17,000,000	100%	製造及銷售糕餅產品 Manufacture and sale of bakery products
杭州珍寶珠食品有限公司 Hangzhou Zhenbaozhu Food & Package Co., Ltd.	中國 PRC	US$1,400,000	100%	製造及銷售糖果 Manufacture and sale of candies
天津頂津食品有限公司 Tianjin Tingjin Food Co., Ltd.#	中國 PRC	US$22,340,000/ US$19,000,000	50.01%	製造及銷售飲品 Manufacture and sale of beverages
廣州頂津食品有限公司 Guangzhou Tingjin Food Co., Ltd.#	中國 PRC	US$15,000,000	50.01%	製造及銷售飲品 Manufacture and sale of beverages
康師傅(廣州)飲品有限公司 Master Kong (Guangzhou) Beverage Co., Ltd.*	中國 PRC	US$12,000,000/ US$1,800,000	50.01%	製造及銷售飲品 Manufacture and sale of beverages
杭州頂津食品有限公司 Hangzhou Tingjin Food Co., Ltd.#	中國 PRC	US$27,000,000	50.01%	製造及銷售飲品 Manufacture and sale of beverages
西安頂津食品有限公司#	中國 PRC	US$12,000,000	50.01%	製造及銷售飲品 Manufacture and sale of beverages
武漢頂津食品有限公司 Wuhan Tingjin Food Co., Ltd.#	中國 PRC	US$16,000,000	50.01%	製造及銷售飲品 Manufacture and sale of beverages

32. 主要附屬公司 *(續)* 32. Principal Subsidiaries *(Continued)*

Name	註冊成立／營業地點 Place of incorporation / operation	註冊資本／已發行股本 Registered capital / issued share capital	應佔股權比例 Proportion of ownership interest	主要業務 Principal activity
Chongqing Tingjin Food Co., Ltd.#	中國 PRC	US$10,000,000	50.01%	製造及銷售飲品 Manufacture and sale of beverages
瀋陽頂津食品有限公司 Shenyang Tingjin Food Co., Ltd.#	中國 PRC	US$17,000,000	50.01%	製造及銷售飲品 Manufacture and sale of beverages
Qingdao Tingjin Food Co., Ltd.#	中國 PRC	US$12,000,000	50.01%	製造及銷售飲品 Manufacture and sale of beverages
福建頂津食品有限公司 Fujian Tingjin Food Co., Ltd.#	中國 PRC	US$12,500,000	50.01%	製造及銷售飲品 Manufacture and sale of beverages
哈爾濱頂津食品有限公司*	中國 PRC	US$6,800,000/ US$5,540,000	50.01%	製造及銷售飲品 Manufacture and sale of beverages
新疆頂津食品有限公司*	中國 PRC	US$5,000,000	50.01%	製造及銷售飲品 Manufacture and sale of beverages
昆明頂津食品有限公司 Kunming Tingjin Food Co., Ltd. *	中國 PRC	US$5,000,000	50.01%	製造及銷售飲品 Manufacture and sale of beverages
味全(安吉)乳品專業牧場有限公司	中國 PRC	US$2,100,000	100%	製造及銷售奶類飲品 Manufacture and sale of milk products
杭州味全食品有限公司 Hangzhou Wei-Quan Food Co., Ltd.	中國 PRC	US$12,600,000	100%	製造及銷售飲品 Manufacture and sale of beverages

32. 主要附屬公司 *(續)* 32. Principal Subsidiaries *(Continued)*

Name	註冊成立／營業地點 Place of incorporation / operation	註冊資本／已發行股本 Registered capital / issued share capital	應佔股權比例 Proportion of ownership interest	主要業務 Principal activity
天津頂峰澱粉開發有限公司 Tianjin Tingfung Starch Development Co., Ltd.	中國 PRC	US$11,000,000	51%	製造及銷售改良馬鈴薯澱粉及調味品 Manufacture and sale of modified potato starch and seasoning flavours
頂益(英屬處女島)國際有限公司 Tingyi (BVI) Int'l Co., Ltd.	英屬處女群島／中國 British Virgin Islands / PRC	50,000普通股每股US$1 50,000 ordinary shares of US$1 each/ US$50,000	100%	本集團之採購代理 Purchasing and sales agent for the Group
康師傅(香港)貿易有限公司 Master Kong (HK) Trading Company Limited	香港 HK	HK$10,000/ HK$2	100%	本集團之產品代理及貿易 Agent and trading of products for the Group
興化頂芳脱水食品有限公司 Xing Hua Dingfang Dehydrate Foods Co., Ltd.	中國 PRC	US$8,600,000	100%	製造及銷售脱水蔬菜 Manufacture and sale of dehydrated vegetables
天津頂嘉機械有限公司 Tianjin Tingjia Machinery Co., Ltd.	中國 PRC	US$2,100,000	100%	保養及維修廠房及機械 Installation and maintenance of plant and machinery
天津頂育諮詢有限公司 Tianjin Tingyu Consulting Co., Ltd.	中國 PRC	US$200,000	100%	提供管理服務 Providing management services

32.主要附屬公司 *(續)* 32. Principal Subsidiaries *(Continued)*

Name	註冊成立／營業地點 Place of incorporation / operation	註冊資本／已發行股本 Registered capital / issued share capital	應佔股權比例 Proportion of ownership interest	主要業務 Principal activity
天津頂全物業管理有限公司 Tianjin Tingquan Properties Management Co., Ltd.	中國 PRC	US$210,000	100%	提供物業管理及相關之顧問服務 Provision of property management and related consultancy services
天津頂雅房地產開發有限公司 Tianjin Dingya Property Development Co., Ltd.	中國 PRC	US$2,100,000	100%	物業投資 Property development
廣州頂雅房地產開發有限公司 Guangzhou Dingya Real Estate Development Co., Ltd.*	中國 PRC	US$1,980,676	100%	物業投資 Property development
天津頂新國際工程顧問有限公司 Tianjin Tingxin International Engineering Consultant Co., Ltd.	中國 PRC	US$1,700,000	100%	提供工程顧問及研究服務 Provision of engineering related consultancy and research service
頂通(開曼島)控股有限公司 Tingtong (Cayman Islands) Holding Corp.	開曼群島／中國 Cayman Islands / PRC	15,000,000普通股每股US$1 15,000,000 ordinary shares of US$1 each/ US$1,660,000	50.01%	提供本集團內公司之物流服務 Logistics services for the Group
康遠股份有限公司	台灣 Taiwan	NT$110,000,000	100%	投資控股 Investment holding
康權股份有限公司	台灣 Taiwan	NT$96,000,000	100%	投資控股 Investment holding
康俊股份有限公司	台灣 Taiwan	NT$110,000,000	100%	投資控股 Investment holding

32. 主要附屬公司 *(續)*

\# 該等附屬公司由本公司間接持有及註冊為全資外商企業。

* 該等附屬公司由本公司間接持有及註冊為中外合資企業。

其他本集團於中國境內之附屬公司均成立及註冊為全資外商企業。

32. Principal Subsidiaries *(Continued)*

\# These subsidiaries are held indirectly by the Company and registered as wholly owned foreign enterprises.

* These subsidiaries are held indirectly by the Company and registered as Sino-foreign equity joint venture companies.

The other subsidiaries in the PRC are established and registered as wholly-owned foreign enterprises.



公司資料 Corporate Information

註冊辦事處

開曼羣島大開曼喬治亞鎮
郵政信箱448號
創世紀大廈5樓

Registered Office

Genesis Building Fifth Floor P.O. Box 448
George Town Grand Cayman
Cayman Islands

總部及主營業務地址

中國天津300457
天津經濟技術開發區
第三大街15號

Head Office and Principal Place of Business

No.15 The 3rd Street
Tianjin Economic-Technological Development Area
Tianjin 300457 PRC

香港辦事處

香港灣仔港灣道18號
中環廣場38樓3807室
電話：(852) 2511 1911
傳真：(852) 2511 7911
電子郵件：info@tingyi.com
網址：http://www.tingyi.com
http://www.masterkong.com.cn
www.irasia.com/listco/hk/tingyi

Hong Kong Office

Suite 3807, 38th Floor, Central Plaza
18 Harbour Road, Wanchai, Hong Kong
Tel: (852) 2511-1911
Fax: (852) 2511-7911
E-mail: info@tingyi.com
Website: http://www.tingyi.com
http://www.masterkong.com.cn
www.irasia.com/listco/hk/tingyi

股票上市及交易地點

香港聯合交易所有限公司
證券編號：322

Place of Listing of Shares and Trading Code

The Stock Exchange of Hong Kong Limited
Securities code: 322

執行董事

魏應州先生 *(董事長暨行政總裁)*
井田毅先生 *(副董事長)*
吉澤亮先生 *(副行政總裁)*
吳崇儀先生
魏應交先生
井田純一郎先生

Executive Directors

Mr. Wei Ing-Chou *(Chairman and Chief Executive Officer)*
Mr. Takeshi Ida *(Vice-Chairman)*
Mr. Ryo Yoshizawa *(Vice Chief Executive Officer)*
Mr. Wu Chung-Yi
Mr. Wei Ying-Chiao
Mr. Junichiro Ida

獨立非執行董事

徐信群先生
高捷雄先生
李長福先生

Independent Non-executive Directors

Mr. Hsu Shin-Chun
Mr. Katsuo Ko
Mr. Lee Tiong-Hock

開曼群島股份過戶登記總處

畢馬域會計師行
開曼島
大開曼
郵政信箱493號
創世紀大廈

Cayman Islands Principal Share Registrar and Transfer Office

KPMG Peat Marwick
Genesis Building
P. O. Box 493 Grand Cayman
Cayman Islands

香港股份過戶登記分處

香港證券登記有限公司
香港
皇后大道東183號
合和中心17樓
1712-1716室

Hong Kong Branch Share Registrar and Transfer Office

Hong Kong Registrars Limited
Shops 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

主要往來銀行

香港上海滙豐銀行有限公司
荷蘭合作銀行香港分行
德國北方銀行香港分行
中國銀行（香港）
瑞穗實業銀行香港分行
中國銀行
中國工商銀行
中國建設銀行
中國農業銀行
交通銀行
招商銀行
東方匯理銀行天津分行

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Rabobank, Hong Kong Branch
HSH Nordbank, Hong Kong Branch
Bank of China (Hong Kong)
Mizuho Corporate Bank, Ltd., Hong Kong Branch
Bank of China
Industrial and Commercial Bank
China Construction Bank
Agricultural Bank of China
Bank of Communications
China Merchants Bank
Calyon Corporate and Investment Bank, Tianjin Branch



法律顧問

盛德律師事務所

中國法律：

海問律師事務所

開曼群島法律：

Maples and Calder Asia

Legal Advisers

Sidley Austin Brown & Wood

as to PRC law:

Haiwen & Partners

as to Cayman Islands law:

Maples and Calder Asia

核數師

摩斯倫•馬賽會計師事務所
英國特許會計師
香港執業會計師

Auditors

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants



康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)

(Incorporated in the Cayman Islands with limited liability)